June 7, 2022

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Cboe EDGX Exchange, Inc.***
***Form 1 Amendment***

Dear Mrs. Jackson:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 06/07/22

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibits C & M

# <u>Attachment</u>

*Summary of changes made to Exhibit C:*

- The following new entities were added: Aequitas Innovations Inc., Aequitas EVO Connect Inc., Neo Exchange Inc., and Neo Connect Inc.

*Summary of changes made to Exhibit M:*

- <u>Membership:</u>
    - Parkside Securities Inc. was terminated

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**06/07/22** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

22001111

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe EDGX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/07/22 (MM/DD/YY) Cboe EDGX Exchange, Inc. (Name of Applicant)

By: *Kyle Murray* [signature executed at 11:00am on 06/07/22] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

# Exhibit C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response: Please see below responses for the following entities:**

## A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company. Bats Global Markets Holdings, Inc. is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brittany Carter (Vice President, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Brett Johnson (Vice President, Software Engineering)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

## E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## F. <u>Cboe Exchange, Inc.</u>

1. *Name*: Cboe Exchange, Inc.
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Ed Tilly (Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## H. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Brian Schell

   <u>Current Officers</u>
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - Bryan Upp (Chief Compliance Officer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Treasurer, FINOP)

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## J. <u>Cboe FX Holdings, LLC</u>

1. *Name*: Cboe FX Holdings, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (EVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)
   - Allen Wilkinson (VP and Controller)

- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
*Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Barry Calder (Head of Liquidity & Client Services)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Andrew Lowenthal (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

## M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   *Address*: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Rebecca Fuller (INED), Chair
   - Ted Hood (INED)
   - Dave Howson (Executive Director)
   - Catherine Langlais
   - David Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   <u>Current Officers</u>
   - Dave Howson (Chief Executive Officer)
   - Stephanie Renner (Chief Financial Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   *Address*: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
   - Emily Mitchell (Vice President, Tax)

- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Board of Managers

- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Ananda K. Radhakrishnan
- Miguel A. Rivera
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   *Address*: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - John Deters (EVP, Chief Strategy Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)

- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

ATS Oversight Committee
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson (Chairman of the Board)
   - Gilbert Bassett, Jr.
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## V. Cboe, LLC

1. *Name*: Cboe, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Brett Johnson (VP, Software Engineering)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc. and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## DD. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   *Address*: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

## EE. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   *Address*: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited (Company Secretary)
   - Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## FF. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GG. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## HH. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Jenny Trahant

   <u>Current Officers</u>
   - Ade Cordell (President B.V.)
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## II. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## KK. <u>Cboe Switzerland GmbH</u>

1. *Name*: Cboe Switzerland GmbH
   *Address*: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## LL. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   *Address*: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## MM. <u>Hanweck Associates Pte. Ltd.</u>

1. *Name*: Hanweck Associates Pte. Ltd.
   *Address*: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ng Lip Chih
   - Ed Tilly

   <u>Current Officers</u>
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## NN. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   *Address*: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson (Chairman)

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## OO. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   *Address*: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## PP. European Central Counterparty N.V.

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   *Address*: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson (Chairman)
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Cecile Nagel
   - Arnoud Siegmann

   Current Officer
   - Cecile Nagel (CEO)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## QQ. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   *Address*: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## RR. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   *Address:* 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## SS. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## TT. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## UU. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## VV. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## XX. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   *Address*: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Jim Lee

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## YY. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   *Address*: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## ZZ. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## AAA. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - J. Patrick Sexton (Secretary)
   - Vivian You (Interim President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BBB. <u>Chi-X Holdings Limited</u>

1. *Name*: Chi-X Holdings Limited
   *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CCC. <u>Cboe Asia Pacific Holdings Limited</u>

1. *Name*: Cboe Asia Pacific Holdings Limited
   *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair & CEO)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## DDD. Chi-X Global Technology (Hong Kong) Limited

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
   *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## EEE. Chi-X Australia Pty Ltd

1. *Name*: Chi-X Australia Pty Ltd
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (Independent)
   - Vic Jokovic (CXA CEO)
   - Michael Somes (Company Secretary)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## FFF. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GGG. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## HHH. Chi-X Japan Services Limited

1. *Name*: Chi-X Japan Services Limited
   *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Toru Irokawa (CXJ CEO / Representative Director)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## III. Chi-X Global Technology (Philippines) Inc.

1. *Name*: Chi-X Global Technology (Philippines) Inc.
   *Address*: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## JJJ. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## KKK. Eris Exchange, LLC

1. *Name*: Eris Exchange, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Sole Member
   - Eris Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## LLL. Eris Exchange Holdings, LLC

1. *Name*: Eris Exchange Holdings, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Tony Acuna-Rohter
   - Laurian Cristea
   - Jessica Darmoni
   - John Denza
   - Ian Grieves
   - Joshua Iverson
   - Benjamin Lawson
   - Nataliya Manina
   - Joseph McGlawn
   - Nick Perak
   - Vidhu Singh
   - Bryan Stuart
   - Mattew Trudeau

   Sole Member
   - Janet Goodridge (Head of Operations)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## MMM. Eris Digital Holdings, LLC

1. *Name*: Eris Digital Holdings, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change,

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Sole Member
   - Cboe Digital Holdings, Inc.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## NNN. Eris Clearing, LLC

1. *Name*: Eris Clearing, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Manager
   - Eris Exchange, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## OOO. Eris Clearing Holdings, LLC

1. *Name*: Eris Clearing Holdings, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Manager

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## PPP. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## QQQ. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
   *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**RRR. <u>Neo Exchange Inc.</u>**

1. *Name*: Neo Exchange Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## SSS. <u>Neo Connect Inc.</u>

1. *Name*: Neo Connect Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## TTT. <u>Cboe Europe Indices Limited</u>

1. *Name*: Cboe Europe Indices Limited
   *Address*: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of October 5, 2021 Cboe Europe Indices Limited is no longer associated with the Exchange.

## UUU. Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   *Address*: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 21, 2021, the entity was dissolved.

## Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe SEF, LLC
- R Cboe Worldwide Holdings Limited
- S Cboe Global Markets, Inc.
- T Cboe Futures Exchange, LLC
- U Cboe Building Corporation
- V Cboe, LLC
- W Cboe III, LLC
- X Cboe Bats, LLC
- Y Cboe Livevol, LLC
- Z Cboe UK Limited

- AA Cboe Vest, LLC
- BB Loan Markets, LLC
- CC Cboe Data Services, LLC
- DD Cboe Vest Group Inc.
- EE Cboe Hong Kong Limited
- FF Cboe Silexx, LLC
- GG Digital Asset Benchmark Administration, LLC
- HH CBOE Europe B.V.
- II Cboe Off-Exchange Services, LLC
- JJ Cboe Global Indices, LLC
- KK Cboe Switzerland GmbH
- LL Hanweck Associates, LLC
- MM Hanweck Associates Pte. Ltd.
- NN Cboe Europe Indices B.B.
- OO Cboe Canada Holdings, ULC
- PP European Central Counterparty N.V.
- QQ TriAct Canada Marketplace LP
- RR MATCHNow GP ULC (f/k/a TCM Corp.)
- SS Cboe Netherlands Services Company B.V.
- TT BIDS Holdings GP LLC
- UU BIDS Holdings LP
- VV BIDS Trading, LP
- WW BIDS Global Services, LLC
- XX BIDS Trading Technologies, Ltd.
- YY BIDS Trading Limited
- ZZ Cboe Data and Access Solutions China, LLC
- AAA Cboe Fixed Income Markets, LLC
- BBB Chi-X Holdings Limited

- CCC Chi-X Asia Pacific Holdings Limited
- DDD Chi-X Global Technology (Hong Kong) Limited
- EEE Chi-X Australia Pty Ltd
- FFF Middlebury Holdings Pty Ltd
- GGG Chi-X Japan Limited
- HHH Chi-X Japan Services Limited
- III Chi-X Global Technology (Philippines) Inc.
- JJJ Cboe Digital Holdings, Inc.
- KKK Eris Exchange, LLC (see attached)
- LLL Eris Exchange Holdings, LLC (see attached)
- MMM Eris Digital Holdings, LLC (see attached)
- NNN Eris Clearing, LLC (see attached)

**PPP Aequitas Innovations Inc.**

Industry Canada | Industrie Canada

# Certificate of Incorporation

***Canada Business Corporations Act***

# Certificat de constitution

***Loi canadienne sur les sociétés par actions***

AEQUITAS INNOVATIONS INC.

Corporate name / Dénomination sociale

842916-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the *Canada Business Corporations Act.*

JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la *Loi canadienne sur les sociétés par actions.*

Marcie Girouard

Director / Directeur

2013-05-30

Date of Incorporation (YYYY-MM-DD)
Date de constitution (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act (CBCA) | Loi canadienne sur les sociétés par actions (LCSA)

# FORM 1 ARTICLES OF INCORPORATION (SECTION 6)

# FORMULAIRE 1 STATUTS CONSTITUTIFS (ARTICLE 6)

**Form 1**

1 -- Name of the Corporation / Dénomination sociale de la société

AEQUITAS INNOVATIONS INC.

2 -- The province or territory in Canada where the registered office is situated (do not indicate the full address) / La province ou le territoire au Canada où est situé le siège social (n'indiquez pas l'adresse complète)

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

See attached Schedule A.

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

The shares of the Corporation shall be subject to the restriction on the transfer of securities set out under Other provisions, if any.

5 -- Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 1 Maximum: 20 / Minimal : Maximal :

6 -- Restrictions, if any, on the business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

See attached Schedule B.

8-- **Incorporator's Declaration:** I hereby certify that I am authorized to sign and submit this form. / **Déclaration des fondateurs :** J'atteste que je suis autorisé à signer et à soumettre le présent formulaire.

| Print Name(s) - Nom(s) en lettres moulées | Signature |
|---|---|
| Greg Mills | [signature] |
| | |
| | |
| | |

**Note:**
Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

**Nota :**
Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).



E-MAIL
2013-05-30
15:06

Canada

**Schedule A to Articles of Amendment**

**AEQUITAS INNOVATIONS INC.**

**(the "Corporation")**

The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and 1,000,000 Class A Special Shares, all without par value, having the following rights, privileges, conditions and restrictions:

## PART 1: COMMON SHARES

The rights, privileges, restrictions and conditions of the Common Shares are as set out below.

### 1. Voting Rights

(a) Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares (other than Common Shares) are entitled to vote.

(b) At all meetings of which notice must be given to the holders of the Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder.

### 2. Dividends

(a) **Entitlement to Dividends.** The holders of Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive dividends if, as and when declared by the board of directors of the Corporation.

(b) **Priority of Dividends.** Except with the consent in writing of the holders of the Common Shares, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Common Shares in an amount equal on a per Common Share basis to the dividend or other distribution to be paid, declared or set apart for payment in respect of the Class A Special Shares based upon the number of Common Shares into which the Class A Special Shares are convertible pursuant to the Class A Special Share provisions as of the record date for the payment of dividends.

### 3. Liquidation, Dissolution or Winding-up

The holders of the Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

## PART 2: CLASS A SPECIAL SHARES

The rights, privileges, restrictions and conditions of the Class A Special Shares are as set out below.

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

For purposes of these Class A Special Share provisions:

(a) **"Board of Directors"** means the board of directors of the Corporation.

(b) **"Class A Special Holders"** means, at any time, the holders of Class A Special Shares.

(c) **"Class A Special Shares"** means Class A Special Shares in the capital of the Corporation.

(d) **"Conversion Date"** means the date on which the documentation set out in Section 5.5(a) is received by the Corporation.

(e) **"Common Shares"** means common shares in the capital of the Corporation.

(f) **"Cumulative Conversion Funding Amount"** has the meaning set out in the Shareholders Agreement.

(g) **"Fixed Conversion Date"** has the meaning given in Section 5.2.

(h) **"Liquidation Event"** has the meaning given in Section 4.2.

(i) **"Round Three Funding"** has the meaning set out in the Shareholders Agreement; subject to Section 5.2(b).

(j) **"Shareholders Agreement"** means the unanimous shareholders agreement regarding the Corporation entered into by the holders of Common Shares and Class A Special Holders as amended from time to time.

## ARTICLE 2
## VOTING RIGHTS

### 2.1 Entitlement to Vote

Each holder of Class A Special Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class or series of shares (other than Class A Special Shares) are entitled to vote.

### 2.2 Number of Votes

Each holder of Class A Special Shares is entitled to the number of votes per share equal to the whole number of Common Shares into which the Class A Special Shares held by such holder is convertible pursuant to these Class A Special Share provisions as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date such vote is taken or any written consent of shareholders is solicited.

## ARTICLE 3
## DIVIDENDS

### 3.1 Entitlement to Dividends

The Class A Special Holders are entitled to receive dividends if, as and when declared by the Board of Directors.

### 3.2 Priority of Dividends

Except with the consent in writing of the Class A Special Holders, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Common Shares or any other shares of the Corporation ranking junior to the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Class A Special Shares in an amount equal to the dividend or other distribution to be paid, declared or set apart for payment in respect of the number of Common Shares into which the Class A Special Shares are convertible pursuant to these Class A Special Share provisions as of the record date for the payment of dividends.

## ARTICLE 4
## LIQUIDATION

### 4.1 Ranking of Class A Special Shares

No rights, privileges, restrictions or conditions attaching to the Class A Special Shares shall confer a priority over the Common Shares in respect of the return of capital in the event of the liquidation, dissolution or winding-up of the Corporation.

### 4.2 Payment on Liquidation Event

The Class A Special Shares shall rank on a parity with the Common Shares with respect to the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs (each, a **"Liquidation Event"**). On a Liquidation Event, each Class A Special Holder will participate as to the number of Common Shares into which such holder's Class A Special Shares are then convertible pursuant to these Class A Special Share provisions as of the date of the Liquidation Event (for greater certainty, no actual conversion is required or shall be deemed to occur), and the Class A Special Holders will participate rateably as if they were holders of such Common Shares in such Liquidation Event.

## ARTICLE 5
## CONVERSION

### 5.1 Conversion

The Class A Special Shares are convertible, at any time and from time to time, at the option of the Class A Special Holder and without payment of additional consideration, into Common Shares.

### 5.2 Conversion Rate

(a) Each Class A Special Share will be convertible upon a Conversion Date into that number of Common Shares which is equal to "X", where "X" equals:

$$= \frac{\left[\dfrac{A\,x\,(B\,x\,0.0000001}{1-(B\,x\,0.0000001)}\right]}{B}$$

Where "A" equals (subject to Section 5.2(b)) the number of Common Shares outstanding immediately prior to such Conversion Date plus the number of Common Shares issuable upon the exercise, conversion or exchange of all securities convertible or exchangeable (directly or indirectly) into Common Shares outstanding immediately prior to such Conversion Date, including for greater certainty the exercise of options granted under the Corporation's employee stock option plan, whether vested or not, but excluding Class A Special Shares, and "B" equals the total number of Class A Special Shares outstanding immediately prior to such Conversion Date (but excluding for certainty Class A Special Shares that have previously been converted into Common Shares) provided however, that immediately following completion of the Round Three Funding and the issuance of Common Shares thereunder (the **"Fixed Conversion Date"**) the number of Common Shares into which a Class A Special Share is convertible shall be calculated in accordance with the foregoing formula (and the Corporation shall send an officer's certificate to each Class A Special Holder setting out such calculation), and from and after the Fixed Conversion Date each Class A Special Share shall be convertible only into the number of Common Shares so calculated and no further changes to such conversion rate will be made. For example, assuming immediately prior to a Conversion Date that there are 900,000 Class A Special Shares issued, 5,000,000 Common Shares issued or issuable pursuant to other securities exchangeable or convertible into Common Shares, and that 100,000 Class A Special Shares are being converted; on such conversion, the 100,000 Class A Special Shares would convert into 54,945 Common Shares (0.54945 Common Shares per Class A Special Share converted).

(b) For purposes of determining the value of "A" in Section 5.2(a) above, at such time as the Corporation has issued Common Shares or securities convertible or exchangeable (directly or indirectly) into Common Shares (including Class A Special Shares) for aggregate consideration to the Corporation equal to the Cumulative Conversion Funding Amount, Round Three Funding shall be deemed to be completed and the Fixed Conversion Date shall be deemed to occur for purposes of Section 5.2(a), and the Common Shares or securities convertible or exchangeable into Common Shares issued in the financing in respect of which the Cumulative Conversion Funding Amount was achieved shall be included in such calculation but if the financing results in the Cumulative Conversion Funding Amount being exceeded, a proportionate share of the Common Shares or securities convertible or exchangeable into Common Shares shall be included based on the amount of consideration from such issuances which resulted in the Cumulative Conversion Funding Amount being achieved relative to the aggregate consideration raised on such financing. For certainty, Round Three Funding may be completed without the Cumulative Conversion Funding Amount being achieved.

**5.3 Time of Conversion**

Conversion is deemed to be effected immediately prior to the close of business on the Conversion Date.

**5.4 Effect of Conversion**

Upon conversion of the Class A Special Shares:

(a) the rights of a Class A Special Holder as a holder of the converted Class A Special Shares cease; and

(b) the Class A Special Holder of record is deemed to have become the holder of record of the Common Shares issuable upon conversion of such Class A Special Shares.

**5.5 Mechanics of Conversion**

(a) To exercise optional conversion rights under Section 5.1, a Class A Special Holder must:

(i) give written notice to the Corporation at its principal office:

(A) stating that the Class A Special Holder elects to convert such shares; and

(B) providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued; and

(ii) surrender the certificate or certificates formerly representing that Class A Special Holder's Class A Special Shares at the principal office of the Corporation.

(b) Upon receipt by the Corporation of the certificate or certificates, the Corporation will issue and deliver to such Class A Special Holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which such Class A Special Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with Section 5.6.

(c) The Corporation is not required to issue certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class A Special Shares are either delivered to the Corporation or its transfer agent, or the Class A Special Holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection with the loss, theft or destruction.

**5.6 Fractional Shares**

No fractional Common Shares will be issued upon conversion of Class A Special Shares. Instead of any fractional Common Shares that would otherwise be issuable upon conversion of Class A Special Shares by a Class A Special Holder, the Corporation will pay to the Class A Special Holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per Common Share (as determined by the Board of Directors) at the time of conversion, but no such payment is required if the Board of Directors determines that the value of one Common Share is less than $10.

**5.7 No Impairment**

The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 5, but will at all times in good faith assist in the carrying out of all the provisions of this Article 5 and in the taking of any action necessary or appropriate in order to protect the conversion rights of the Class A Special Holders against impairment.

**SCHEDULE B**

7. Other provisions, if any:

(a) The securities of the Corporation, other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the Corporation, to be evidenced in either case by a resolution of such directors or shareholders.

(b) The directors may appoint from time to time one or more additional directors within the limits provided in the *Canada Business Corporations Act*.

(c) The directors may from time to time determine the number of directors of the Corporation.

Industry Canada Industrie Canada

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

AEQUITAS INNOVATIONS INC.

Corporate name / Dénomination sociale

842916-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2015-02-13

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

# Form 4
## Articles of Amendment
*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4
## Clauses modificatrices
*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
AEQUITAS INNOVATIONS INC.

2 Corporation number
Numéro de la société
842916-2

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:
Les autres dispositions sont modifiées comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

## Schedule / Annexe
## Other Provisions / Autres dispositions

Article 7 of the articles of incorporation of the corporation are amended by adding as paragraph (d) thereto the following:

PART 3 - SHARE OWNERSHIP RESTRICTIONS

1.INTERPRETATION AND DEFINITIONS

1.1.In this Part 3:

1.1.1.“Acceptance Notice” has the meaning set out in section 6.5;

1.1.2.“Account” has the meaning set out in section 6.8;

1.1.3.“Affected Shareholder” has the meaning set out in section 4.5;

1.1.4.“Amendments” has the meaning set out in section 2.2;

1.1.5.“Board” means the board of directors of the Corporation;

1.1.6.“Business Day” means any day, other than a Saturday or Sunday, on which Canadian Schedule 1 chartered banks in Toronto, Ontario and Montreal, Québec are open for commercial banking business during normal banking hours;

1.1.7.“CBCA” the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.8.“Commission”, “company” and “person” have the meanings given to those terms, respectively, in the OSA;

1.1.9.“Control” and “acting jointly or in concert” are to be interpreted in a manner that is consistent with the interpretation thereof as used in the OSA and other securities legislation applicable in Ontario;

1.1.10.“Converted Basis” has the meaning given to that term in the Shareholders Agreement;

1.1.11.“Defaulting Shareholder” has the meaning set out in section 6.1;

1.1.12.“Excess Voting Share” means a Voting Share beneficially owned or over which control or direction is exercised in contravention of the Share Constraint;

1.1.13.“Fair Market Value” has the meaning given to that term in the Shareholders Agreement;

1.1.14.“Final Notice” has the meaning set out in section 6.12;

1.1.15.“First Notice” has the meaning set out in section 6.1;

1.1.16.“First Notice Response Period” has the meaning set out in section 6.1;

1.1.17.“Notice” has the meaning set out in section 7.1;

1.1.18.“Notice of Sale” has the meaning set out in section 6.3;

1.1.19.“Offer” has the meaning set out in section 6.3;

1.1.20.“Offer Period” has the meaning set out in section 6.5;

1.1.21.“Offer Shareholder” has the meaning set out in section 6.3;

1.1.22.“Offered Shares” has the meaning set out in section 6.3;

1.1.23.“OSA” means the Securities Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.24.“Pro Rata Share” means a fraction: (i) the numerator of which equals the number of shares of the Corporation, on an as if Converted Basis, of the shareholder; and (ii) the denominator of which equals the total number of shares of the Corporation, on an as if Converted Basis, issued and outstanding as at the date of the Notice of Sale but excluding the Voting Shares, on an as if Converted Basis, of the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder;

1.1.25.“Purchase for Cancellation” has the meaning set out in section 5.1.2

1.1.26.“Recognition Order” means the order of the Commission issued under sections 21 and 144 of the OSA on November 13, 2014 in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, requiring restrictions on the ownership of shares of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

1.1.27.“Sale” or “Sell” has the meaning set out in section 5.1.1;

1.1.28.“Second Notice” has the meaning set out in section 6.1;

1.1.29.“Share Constraint” has the meaning set out in section 3.1;

1.1.30.“Shareholders’ Agreement” means the shareholders agreement, made May 31, 2013, between the Corporation and all of its shareholders, as from time to time amended, restated, amended and restated or replaced;

1.1.31.“Shareholder’s Declaration” means a declaration made in accordance with section 9;

1.1.32.“Subsidiary” means Aequitas NEO Exchange Inc., a corporation incorporated under the laws of Canada, and its successors; and

1.1.33.“Voting Share” means a share in the capital of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2All terms that are not otherwise defined in this Part 3 have the meanings given to those terms in the OSA or the CBCA, respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the CBCA, the definition contained in the OSA shall prevail.

1.3Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neutral.

1.4No person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 3 solely by reason that one of them has given the other the power to vote or direct the voting of shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.4.1the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.4.2the proxy is solicited but no information circular is required to be issued under the CBCA; or

1.4.3the proxy is not solicited.

1.5No shareholder of the Corporation is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 3 solely by reason that such shareholder is a party to the Shareholders Agreement.

1.6For the purposes of this Part 3:

1.6.1where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons and companies; and

1.6.2references to shares “of” a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2.PURPOSE

2.1.The restrictions on the issuance, transfer and ownership of Voting Shares as set out in this Part 3 are intended for the purpose of ensuring that each of the Corporation and the Subsidiary:

2.1.1.is not in breach of section 21 of the OSA or the Recognition Order;

2.1.2.may continue to be recognized by the Commission to carry on business as a stock exchange in Ontario and each other province and territory of Canada, which recognition is necessary under the OSA and other applicable securities legislation for the Corporation or the Subsidiary to engage in its undertaking; and

2.1.3.may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self-regulatory organization under applicable securities legislation, which recognition is necessary to its undertaking.

2.2.If the provisions of the Recognition Order as it pertains to restrictions on the ownership of, or the exercise of control or direction over, Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the “Amendments”) and those Amendments are inconsistent with this Part 3, those Amendments are deemed to be incorporated in this Part 3 from their effective date, without any further approval by the shareholders of the Corporation, and those Amendments supersede the provisions of this Part 3 to the extent of the inconsistency.

2.3.On the date that the Corporation is not required to constrain the issuance, transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Part 3 shall be deemed to be deleted in its entirety from the articles of the Corporation and shall be of no further force or effect as and from that date.

2.4.In the event that this Part 3 is amended as a result of any Amendment or is deemed to be deleted in accordance with section 2.3, the Board shall restate the articles of the Corporation to reflect the Amendment or deletion within thirty (30) days of such Amendment or deletion, without any further approval by the shareholders of the Corporation. The Corporation shall give Notice of the restatement of the articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement within fifteen (15) days of the effective date thereof. The accidental failure or omission to give such Notice to one or more such holders shall not affect the validity of the provisions of this section 2.4.

3.SHARE CONSTRAINT

3.1.Without the prior approval of the Commission and subject to such terms and conditions considered appropriate by the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over:

3.1.1.more than ten per cent (10%) of the issued and outstanding shares of any class or series of Voting Shares;

3.1.2.thereafter, more than fifty per cent (50%) of the issued and outstanding shares of any class or series of Voting Shares; or

3.1.3.any other percentage of the issued and outstanding shares of any class or series of Voting Shares as may be from time to time prescribed by the Recognition Order

(the “Share Constraint”).

3.2The Share Constraint does not apply in respect of Voting Shares that are held:

3.2.1by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

3.2.2by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such Voting Shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by the Board to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint; or

3.2.3by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

3.3If Voting Shares are, by inadvertence or otherwise, issued or transferred or held in contravention of the Share Constraint, such issuance or transfer or holding of the Voting Shares, or the registration thereof in the corporate records of the Corporation, shall not constitute a waiver of any of the rights of the Corporation hereunder or of the conditions attaching to such securities or otherwise preclude the Corporation from exercising any of the powers granted under this Part 3.

4.CONTRAVENTION OF THE SHARE CONSTRAINT

4.1.If the Board determines, whether based on a review of the central securities register of the

Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the Share Constraint:

4.1.1.the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2.the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3.the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4.no person may, in person or by proxy, exercise the right to vote or vote any of the Excess Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5.subject to section 4.4, the Corporation shall not pay any dividend or make any other distribution:

4.1.5.1.on any Excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless the Board determines that it would be in the best interests of the Corporation to pay such dividend or make the distribution in respect of some part or all of the non-Excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6.the Corporation shall send to the registered holders of the Voting Shares of that person or company or any person or company forming part of such combination a First Notice.

4.2.If the Board determines, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the Share Constraint, the Corporation shall not:

4.2.1.accept the proposed subscription for Voting Shares from;

4.2.2.issue the proposed Voting Shares to; or

4.2.3.register or otherwise recognize the proposed transfer of any Voting Shares to,
that person or company or any person or company forming part of that combination.

4.3.If the Board determines that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the Share Constraint, the Board may also determine that:

4.3.1.any votes cast, in person or by proxy, during that period or at that time in respect of the Excess Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2.subject to section 4.4, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1.on the Excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

4.4Notwithstanding any other provision of this Part 3:

4.4.1the Board may elect to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Part 3 where it determines that the contravention of the Share Constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution;

4.4.2where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a determination of a contravention of the Share Constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under section 4.3.2 as a result of the Board's determination of a contravention of the Share Constraint, the Board shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, as the case may be, if the Board subsequently determines that no contravention occurred.

4.5If the Corporation Sells or Purchases for Cancellation any Excess Voting Shares in accordance with section 5, or otherwise Purchases for Cancellation or otherwise acquires Excess Voting Shares, and the result of that action is that a shareholder of the Corporation who, before that action, was not in contravention of the Share Constraint is, as a result of such action, in contravention of the Share Constraint (an "Affected Shareholder") then, notwithstanding any other provision of this Part 3:

4.5.1subject to section 4.5.4, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint, as determined by the Board;

4.5.2the Board shall identify the Affected Shareholders and the Corporation shall give Notice to each

Affected Shareholder so identified, within fifteen (15) days of the Board's determination, of the fact that the Affected Shareholder is in contravention of the Share Constraint and is entitled to rely on the protection provided in section 4.5.1;

4.5.3the Corporation shall use commercially reasonable efforts to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares; and

4.5.4the protection afforded to any Affected Shareholder in section 4.5.1 is effective from the date the Affected Shareholder is in contravention of the Share Constraint as a result of the actions of the Corporation to and including the date as determined by the Board but in any event not less than one hundred and eighty (180) days after that date.

4.6The Corporation's failure to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares pursuant to section 4.5.3 shall not otherwise relieve the Affected Shareholder of its obligations or abrogate any of the rights of the Corporation under this Part 3.

4.7Notwithstanding any other provision of this Part 3, a contravention of the Share Constraint shall have no consequences except those that are expressly provided for in this Part 3  but, without limiting the generality of the foregoing:

4.7.1no transfer, issue or ownership of, and no title to, Voting Shares;

4.7.2no resolution of shareholders (except to the extent that the result is affected as a result of a Board determination under subsection 4.3.1); and

4.7.3no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the Share Constraint.

5.RIGHT TO DISPOSE OF EXCESS VOTING SHARES

5.1In order to comply with sections 2 and 3, the Corporation shall have the right:

5.1.1to sell, transfer and assign or cause to be sold, transferred or assigned (a "Sale" or to "Sell") all or any portion of the Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as if the Corporation were the owner thereof; or

5.1.2if the Corporation determines that it is unable to effect a Sale of all or any portion of the Excess Voting Shares or if the Board otherwise determines, to purchase and acquire for cancellation ("Purchase for Cancellation") all or any such Excess Voting Shares as the Corporation elects to purchase and acquire pursuant hereto and the holder shall be obligated to sell, transfer and assign to the Corporation all or any such Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as the Corporation so elects.

5.2For the purposes of this Part 3, the Corporation shall be and shall be conclusively deemed to be the agent and lawful attorney of the holders of the securities of the Corporation to effect such Sale or Purchase for Cancellation, as the case may be, including, without limitation, to execute and deliver any and all proper instruments of Sale and Purchase for Cancellation, as the case may be.

6.PROCEDURES RELATING TO DISPOSITION OF EXCESS VOTING SHARES

6.1Before taking any action pursuant to section 5, the Corporation shall send to the registered holder of apparently Excess Voting Shares (the “Defaulting Shareholder”) a Notice (the “First Notice”) requesting a Shareholder’s Declaration from such Defaulting Shareholder as to such matters as the Board may determine to be appropriate for the purpose of determining if all or any of the Voting Shares of such Defaulting Shareholder are Excess Voting Shares. The First Notice shall specify that, unless a response satisfactory to the Board is received by the Corporation within five (5) Business Days after the date of the First Notice (the “First Notice Response Period”), the Corporation may Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder in accordance with the articles of the Corporation. If the Corporation does not receive the Shareholder’s Declaration requested within the First Notice Response Period or, if the Board determines that the Voting Shares or any of them are Excess Voting Shares, the Corporation may, not earlier than six (6) Business Days, send a further Notice (the “Second Notice”) to such Defaulting Shareholder advising that the Corporation will Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder, in each case at a price equal to the Fair Market Value as determined by an independent business valuator selected by the Corporation. The Second Notice shall advise that the Sale or the Purchase for Cancellation shall not be made before ten (10) Business Days and not later than one hundred and eighty (180) days after the date of the Second Notice.

6.2Not later than ten (10) Business Days after the date of the Second Notice, the Corporation shall select an independent business valuator who shall determine the Fair Market Value of the shares of the Corporation, as at the date the Board determines that Voting Shares of the Defaulting Shareholder are Excess Voting Shares, in accordance with the principles of valuation set out in Schedule 6.1 of the Shareholders Agreement, and Schedule 6.1 of the Shareholders Agreement shall apply mutatis mutandis to such valuation process. The determination of Fair Market Value shall be made in writing within twenty (20) Business Days of the date of the Second Notice (or as soon as practicable after that date).

6.3Within three (3) Business Days after the Fair Market Value has been determined in accordance with section 6.2, the Corporation shall send to each shareholder of the Corporation a copy of such determination together with a Notice (the “Notice of Sale”) containing an irrevocable offer (the “Offer”) to sell to the shareholders (excluding the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder) (collectively, the “Offer Shareholders”) the Excess Voting Shares of the Defaulting Shareholder (the “Offered Shares”) at a price per share equal to the Fair Market Value thereof.

6.4Each Offer Shareholder shall be entitled to purchase its Pro Rata Share of the Offered Shares, or such other portion of the Offered Shares as all of the Offer Shareholders accepting the Offer may agree in writing.

6.5Within ten (10) Business Days after receipt of the Notice of Sale (the “Offer Period”), each Offer Shareholder may exercise its right to purchase Offered Shares by giving to the Corporation Notice (an “Acceptance Notice”) specifying the maximum number of Offered Shares (which may be greater than or less than its Pro Rata Share) it is willing to purchase.  If any Offer Shareholder does not give to the Corporation an Acceptance Notice or specifies in its Acceptance Notice a number of Offered Shares less than its Pro Rata Share that it is willing to purchase:

6.5.1such Offer Shareholder shall be deemed to have rejected the Offer in respect of the unclaimed Offered Shares;

6.5.2such unclaimed Offered Shares shall be deemed to be offered to such of the other Offer Shareholders who specify in their Acceptance Notices the willingness to acquire Offered Shares greater than their Pro Rata Share; and

6.5.3each such other Offer Shareholder is, subject to the maximum number of Offered Shares specified in its Acceptance Notice, entitled to acquire its proportionate share of the unclaimed Offered Shares based on the number of shares of the Corporation, on an as if Converted Basis, held by such Offer Shareholders as between themselves (or in such other proportion as such Other Shareholders may agree in writing).

6.6If Offer Shareholders give Acceptance Notices within the Offer Period specifying their willingness to purchase all, but not less than all, of the Offered Shares, the transaction of purchase and sale shall be completed within twenty (20) Business Days of the expiry of the Offer Period (or as soon as practicable thereafter).

6.7If Offer Shareholders exercise their rights to purchase some but not all of the Offered Shares or if Offer Shareholders do not exercise their rights to purchase any of the Offered Shares and all or a portion of the Offered Shares remain unclaimed, the Corporation may Sell, by private sale or otherwise as the Board may determine, the unclaimed Excess Voting Shares of the Defaulting Shareholder at the same price and on the same terms and conditions as those offered to the Offer Shareholders.   The transaction of purchase and sale shall be completed on such date determined by the Board and in any event as soon as reasonably practicable.

6.8Upon a Sale of Excess Voting Shares in accordance with section 6.6 or 6.7, the Defaulting Shareholder shall, from the time of the Sale, be entitled to receive only the net proceeds of the Sale, being an amount equal to the proceeds of Sale less all applicable commissions, taxes, expenses and other costs of Sale, which net proceeds of Sale will be deposited by the Corporation in an account with any chartered bank or trust company in Canada (the “Account”) to be paid (with interest from the beginning of the month next following the date of receipt of the net proceeds of Sale) to the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares. The funds representing the net proceeds of Sale, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.9If the Corporation determines that it is unable to effect a Sale of Excess Voting Shares for whatever reason, the Corporation shall have the right (but not the obligation), subject to the Act and to the rights, privileges, restrictions and conditions attaching to the class or series of Voting Shares of which the Excess Voting Shares are part, to Purchase for Cancellation and the Defaulting Shareholder shall be obligated to so sell, transfer and assign to the Corporation such Excess Voting Shares.  Such Excess Voting Shares shall be Purchased for Cancellation by the Corporation depositing into the Account an amount equal to the Fair Market Value of such Excess Voting Shares, such moneys to be paid (with interest) to or to the order of the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company, of the certificate(s) representing the Excess Voting Shares so Purchased for Cancellation.  The funds representing the Fair Market Value, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.10On or after the date of deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, where such Excess Voting Shares have been Purchased for Cancellation by the Corporation, such Excess Voting Shares shall be cancelled and shall cease to be entitled to dividends and, in either case, the Defaulting Shareholder shall not be entitled to exercise any of the rights of a holder of Voting Shares in respect thereof and the sole right of the Defaulting Shareholder shall be to the funds in the Account against presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares.

6.11If a part only of the Voting Shares represented by any certificate is Sold by the Corporation or Purchased for Cancellation by the Corporation, a new certificate for the balance of the Voting Shares shall be issued at the expense of the Corporation.

6.12Within five (5) Business Days of the deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares Sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, the Corporation shall send a Notice (the “Final Notice”) to the Defaulting Shareholder advising that such Excess Voting Shares have been Sold or Purchased for Cancellation and specifying the amount of the net proceeds of Sale or the Fair Market Value, as the case may be, and advising of the name and address of the chartered bank or trust company where the deposit was made by the Corporation and from which the net proceeds of Sale or Fair Market Value, as the case may be, may be obtained against presentation and surrender of the certificates representing the Excess Voting Shares so Sold or Purchased for Cancellation, together with such other information as the Board may consider appropriate.

6.13The Corporation may Sell or Purchase for Cancellation Excess Voting Shares despite the Corporation not having possession of the certificate or certificates representing the Excess Voting Shares at the time of the Sale or Purchase for Cancellation.  If the Corporation Sells Excess Voting Shares without possession of the certificate or certificates representing such Excess Voting Shares, the Corporation shall issue to the purchaser of such Excess Voting Shares a certificate or certificates or other evidence of ownership representing the Excess Voting Shares purchased.

6.14The Corporation may transfer any funds held in the Account and its administration to a trust company in Canada registered as such under the federal laws of Canada or the laws of a province or a territory, and the Corporation is then discharged of all further liability in respect thereof.

7.NOTICES

7.1.Any notice permitted or required to be given pursuant to this Part 3 (a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery) or if transmitted by facsimile, electronic mail or other means of recorded electronic message, in the case of shareholders of the Corporation, addressed to the registered holder or holders at his or their address or addresses in the records of the Corporation, and in the case of the Corporation, to the registered office of the Corporation.

7.2.The accidental failure or omission to give any Notice to the registered holder of any Voting Shares shall not affect the validity of any transaction of purchase and sale or any purchase and acquisition for cancellation of Excess Voting Shares otherwise completed in accordance with this Part 3.

8.BOARD'S POWERS

8.1.The Board may make such rules and regulations from time to time as it shall deem necessary or appropriate to administer the provisions of this Part 3 and shall have the sole right and authority to administer the provisions of this Part 3 and to make any determination required or contemplated under this Part 3. In so acting, the Board shall enjoy, in addition to the powers set out in this Part 3, all of the powers necessary or desirable, in its sole determination, to carry out the intent and purpose of this Part 3 including, without limitation, the power to require:

8.1.1.the filing of a Shareholder's Declaration under section 9;

8.1.2.the production of all documents in the possession, power or control of the maker of a Shareholder's Declaration touching or concerning the subject matter of the Shareholder's Declaration, together with certification that such production has been made;

8.1.3.the response to such written interrogatories concerning the subject matter of a Shareholder's Declaration as the Board may determine to ask the maker of the Shareholder's Declaration; and

8.1.4.the attendance before the Board of the maker of a Shareholder's Declaration, or such other persons or companies related thereto as the Board may determine, for the purpose of responding to questions from the Board concerning the subject matter of the Shareholder's Declaration.

8.2.If the Board determines that a person or company has failed to provide a complete, accurate and timely response to a request for information that the Board has made pursuant to its powers under section 8.1, the Board may draw an inference adverse to the interests of that person or company.

8.3.The Board shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Part 3 and, without limitation, if the Board considers that there are reasonable grounds for believing that a contravention of the Share Constraint has occurred or will occur, the Board shall make a determination with respect to the matter.

8.4.All determinations by the Board shall be conclusive, final and binding except to the extent modified by any subsequent determination of the Board. Notwithstanding the foregoing, the Board may delegate, in whole or in part:

8.4.1.its powers to make a determination in respect of any particular matter to a committee of the Board; and

8.4.2.any of its other powers under this Part 3 in accordance with section 115 and 121(a) of the CBCA.

8.5.In administering the provisions of this Part 3, including, without limitation in making any determination required or contemplated under this Part 3, each director shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise his or her business judgment. The directors shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although they shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

8.6.No director shall be considered to be subject to a conflict of interest in administering the provisions of this Part 3 and there shall be no reasonable apprehension of bias by reason only that such director's own tenure as a director or officer of the Corporation could be affected directly or indirectly by a determination he or she is to make pursuant to the provisions of this Part 3.

8.7.In administering the provisions of this Part 3, the Board may rely on any information on which the Board considers it reasonable to rely in the circumstances. Without limitation, the Board may rely upon any Shareholder's Declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

8.8.Provided that the directors have acted honestly and in good faith, no shareholder or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation, nor shall the Corporation have any claim or action against any director or officer of the Corporation, arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Part 3 and neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Part 3. To the extent that, in accordance with section 8.1 or section 8.3, any other person exercises the powers of the directors under these provisions, this section 8.8 applies mutatis mutandis.

8.9.Any determination of the Board required or contemplated by this Part 3 shall be expressed and conclusively evidenced by a resolution of the directors passed in accordance with the CBCA.

9.SHAREHOLDER'S DECLARATIONS

9.1.For purposes of monitoring compliance with and enforcing the provisions of this Part 3, the Corporation may require that any registered holder or beneficial owner of Voting Shares or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation a completed and signed Shareholder's Declaration. The Board may approve from time to time written guidelines with respect to the nature of the Shareholder's Declaration to be requested, the times at which Shareholder's Declarations are to be requested and any other relevant matters relating to Shareholder's Declarations.

9.2.A Shareholder's Declaration may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limitation, a Shareholder's Declaration may be required to contain information with respect to:

9.2.1whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, Voting Shares; and

9.2.2whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

10.MISCELLANEOUS

10.1The invalidity or unenforceability of any provision, in whole or in part, of this Part 3 shall not affect the validity or enforceability of any other provision or part thereof.

10.2Subject to the CBCA, the OSA and the Recognition Order, the Board may make, amend or repeal any rules or by-laws it deems necessary or appropriate to administer the Share Constraint.

10.3In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Part 3, the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the Corporation.

[END OF SCHEDULE]

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

AEQUITAS INNOVATIONS INC.

Corporate name / Dénomination sociale

842916-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2017-04-07

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

# Form 4 / Formulaire 4
## Articles of Amendment / Clauses modificatrices

*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
AEQUITAS INNOVATIONS INC.

2 Corporation number
Numéro de la société
842916-2

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

**SCHEDULE TO**

**ARTICLES OF AMENDMENT**

**OF**

**AEQUITAS INNOVATIONS INC.**
**(the "Corporation")**

1. The Articles of the Corporation be amended as follows:

**Authorized and Issued Capital**

(a) to create an unlimited number of Preferred Shares;

(b) to remove the rights, privileges, restrictions and conditions attaching to the Common Shares and the Class A Special Shares;

(c) to provide that the rights, privileges, restrictions and conditions attaching to the Common Shares, Class A Special Shares and Preferred Shares, are as set out in Schedule A,

with the result that upon the issuance of a Certificate of Amendment effecting the foregoing, the authorized capital of the Corporation shall consist of: (i) an unlimited number of Common Shares; (ii) 1,000,000 Class A Special Shares; and (iii) an unlimited number of Preferred Shares.

## Schedule A

The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares, 1,000,000 Class A Special Shares and an unlimited number of Preferred Shares, having the following rights, privileges, conditions and restrictions:

## PART 1: COMMON SHARES

The rights, privileges, restrictions and conditions of the Common Shares are as set out below.

### 1. Voting Rights

(a) Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares (other than Common Shares) are entitled to vote.

(b) At all meetings of which notice must be given to the holders of the Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder.

### 2. Dividends

(a) **Entitlement to Dividends**. The holders of Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, including the Preferred Shares, to receive dividends if, as and when declared by the board of directors of the Corporation.

(b) **Priority of Dividends**. Except with the consent in writing of the holders of the Common Shares, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Common Shares in an amount equal on a per Common Share basis to the dividend or other distribution to be paid, declared or set apart for payment in respect of the Class A Special Shares based upon the number of Common Shares into which the Class A Special Shares are convertible pursuant to the Class A Special Share provisions as of the record date for the payment of dividends.

### 3. Liquidation, Dissolution or Winding-up

The holders of the Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, including the

Preferred Shares, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

## PART 2: CLASS A SPECIAL SHARES

The rights, privileges, restrictions and conditions of the Class A Special Shares are as set out below.

## ARTICLE 1
## INTERPRETATION

### Definitions

For purposes of these Class A Special Share provisions only:

(a) "**Class A Special Holders**" means, at any time, the holders of Class A Special Shares.

(b) "**Class A Special Shares**" means Class A Special Shares in the capital of the Corporation.

(c) "**Conversion Date**" means the date on which the documentation set out in Section 5.6(a) of this Part is received by the Corporation.

(d) "**Common Shares**" means common shares in the capital of the Corporation.

(e) "**IPO**" has the meaning ascribed to it in Part 3.

(f) "**Liquidation Event**" has the meaning ascribed to it in Part 3.

(g) "**Shareholders Agreement**" means the unanimous shareholders agreement regarding the Corporation entered into by the holders of Common Shares, Class A Special Holders and holders of Preferred Shares, as amended from time to time.

## ARTICLE 2
## VOTING RIGHTS

### 2.1 Entitlement to Vote

Each holder of Class A Special Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class or series of shares (other than Class A Special Shares) are entitled to vote.

### 2.2 Number of Votes

Each holder of Class A Special Shares is entitled to the number of votes per share equal to the whole number of Common Shares into which the Class A Special Shares held by such holder is convertible pursuant to these Class A Special Share provisions as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date such vote is taken or any written consent of shareholders is solicited.

## ARTICLE 3
## DIVIDENDS

### 3.1 Entitlement to Dividends

The Class A Special Holders are entitled to receive dividends if, as and when declared by the Board of Directors.

### 3.2 Priority of Dividends

Except with the consent in writing of the Class A Special Holders and subject to the rights, rights, privileges, restrictions and conditions attaching to the Preferred Shares, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Common Shares or any other shares of the Corporation ranking junior to the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Class A Special Shares in an amount equal to the dividend or other distribution to be paid, declared or set apart for payment in respect of the number of Common Shares into which the Class A Special Shares are convertible pursuant to these Class A Special Share provisions as of the record date for the payment of dividends.

## ARTICLE 4
## LIQUIDATION

### 4.1 Ranking of Class A Special Shares

No rights, privileges, restrictions or conditions attaching to the Class A Special Shares shall confer a priority over the Common Shares in respect of the return of capital in the event of a Liquidation Event.

### 4.2 Payment on Liquidation Event

The Class A Special Shares shall rank on a parity with the Common Shares (but junior to the Preferred Shares) with respect to the return of capital and in the distribution of assets in the event of a Liquidation Event. On a Liquidation Event, each Class A Special Holder will participate as to the number of Common Shares into which such holder's Class A Special Shares are then convertible pursuant to these Class A Special Share provisions as of the date of the Liquidation Event (for greater certainty, no actual conversion is required or shall be deemed to occur), and the Class A Special Holders will participate rateably as if they were holders of such Common Shares in such Liquidation Event.

## ARTICLE 5
## CONVERSION

### 5.1 Optional Conversion

The Class A Special Shares are convertible, at any time and from time to time, at the option of the Class A Special Holder and without payment of additional consideration, into Common Shares.

### 5.2 Automatic Conversion

All outstanding Class A Special Shares automatically convert into Common Shares at the Conversion Rate and in accordance with this Article 5 upon the closing of an IPO.

### 5.3 Conversion Rate

Each Class A Special Share will be convertible pursuant to Section 5.1 and 5.2 into that number of Common Shares (the "**Conversion Rate**") equal to:

[X x 4.781362]

Where "X" equals the number of Class A Special Shares held by such Class A Special Holder immediately prior to the Conversion Date.

### 5.4 Time of Conversion

Conversion is deemed to be effected:

(a) in case of an optional conversion pursuant to Section 5.1. immediately prior to the close of business on the Conversion Date; and

(b) in the case of automatic conversion pursuant to Section 5.2, immediately prior to the closing of the IPO.

### 5.5 Effect of Conversion

Upon conversion of the Class A Special Shares:

(a) subject to section 5.6(b), the rights of a Class A Special Holder as a holder of the converted Class A Special Shares cease; and

(b) the Class A Special Holder of record is deemed to have become the holder of record of the Common Shares issuable upon conversion of such Class A Special Shares.

### 5.6 Mechanics of Optional Conversion

(a) To exercise optional conversion rights under Section 5.1, a Class A Special Holder must:

(i) give written notice to the Corporation at its principal office:

(A) stating that the Class A Special Holder elects to convert such shares; and

(B) providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued; and

(ii) surrender the certificate or certificates formerly representing that Class A Special Holder's Class A Special Shares at the principal office of the Corporation.

(b) Upon receipt by the Corporation of the certificate or certificates, the Corporation will issue and deliver to such Class A Special Holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which such Class A Special Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with Section 5.8, provided that if the conversion is in connection with a Liquidation Event, the conversion may, at the option of a Class A Special Holder, be conditional upon the closing of such Liquidation Event in which event such Class A Special Holder shall not be treated as the holder of record of such Common Shares until immediately prior to the closing of such Liquidation Event.

(c) The Corporation is not required to issue certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class A Special Shares are either delivered to the Corporation or its transfer agent, or the Class A Special Holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection with the loss, theft or destruction.

**5.7 Mechanics of Automatic Conversion**

(c) Upon an automatic conversion pursuant to Section 5.2, all the then outstanding Class A Special Shares shall be converted automatically without any further action by the Class A Special Holders and whether or not the certificates representing such Class A Special Shares are surrendered to the Corporation or its transfer agent; provided, however, that all Class A Special Holders being converted shall be given 30 days written notice of the occurrence of an IPO including the date such event is expected to occur.

(d) Upon the automatic conversion of any Class A Special Shares into Common Shares pursuant to Section 5.2, each Class A Special Holder shall promptly surrender the certificate or certificates formerly representing that holder's Class A Special Shares at the principal office of the Corporation or the office of any transfer agent for the Common Shares. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed.

(e) Upon receipt by the Corporation of the certificate or certificates from a Class A Special Holder, the Corporation shall issue and deliver to such holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of whole Common Shares into which such Class A Special Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion.

(f) The Corporation shall not be required to issue to a holder certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class A Special Shares are either delivered to the Corporation or its transfer agent or such holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection therewith and, if the Corporation so elects, such holder provides an appropriate indemnity bond.

### 5.8 Fractional Shares

No fractional Common Shares will be issued upon conversion of Class A Special Shares. Instead of any fractional Common Shares that would otherwise be issuable upon conversion of Class A Special Shares by a Class A Special Holder, the Corporation will pay to the Class A Special Holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per Common Share (as determined by the Board of Directors) at the time of conversion, but no such payment is required if the Board of Directors determines that the value of one Common Share is less than $10.

### 5.9 Partial Conversion

If some but not all of the Class A Special Shares represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of such holder, at the expense of the Corporation, a new certificate representing the number of Class A Special Shares that were not converted.

### 5.10 No Impairment

The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 5, but will at all times in good faith assist in the carrying out of all the provisions of this Article 5 and in the taking of any action necessary or appropriate in order to protect the conversion rights of the Class A Special Holders against impairment.

## PART 3: PREFERRED SHARES

The rights, privileges, restrictions and conditions of the Preferred Shares are set out below.

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

For purposes of these Preferred Share terms only:

(a) "**IPO**" means the completion of an initial public offering of Common Shares by the Corporation pursuant to:

(i) a final prospectus for which a receipt is issued by a securities commission of any province in Canada, or

(ii) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Common Shares by the Corporation to the public,

and immediately following the closing of the IPO, the Common Shares being listed for trading or quoted on a Qualified Exchange.

(b) "**Liquidation Event**" means:

(i) any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(ii) the consummation of an amalgamation, arrangement or other merger transaction or series of related transactions resulting in the combination of the Corporation with or into another entity, where the shareholders of the Corporation immediately prior to such transaction or series of related transactions, directly or indirectly do not continue to hold more than a 50% voting interest in the continuing or surviving entity immediately following such transaction or series of related transactions and no shareholder who held less than a 50% voting interest in the Corporation before such event holds directly or indirectly more than a 50% voting interest in the continuing or surviving entity immediately following such event; or

(iii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation);

(c) "**Purchase Price**" means C$2.08 per Preferred Share;

(d) "**Qualified Exchange**" means the Aequitas NEO Exchange, any successor exchange or market thereto or any other exchange or market determined by the Board of Directors of the Corporation to be a Qualified Exchange;

## ARTICLE 2
## VOTING RIGHTS

### 2.1 Entitlement to Vote

Each holder of Preferred Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only the holders of a specified class or series of shares (other than the Preferred Shares) are entitled to vote.

### 2.2 Number of Votes

Each holder of Preferred Shares is entitled to one vote in respect of each Preferred Share held by such holder as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date on which such vote is taken or on which any written consent of shareholders is solicited.

## ARTICLE 3
## DIVIDENDS

### 3.1 Entitlement to Dividends

The holders of Preferred Shares are entitled to receive for each Preferred Share, if, as and when declared by the Board of Directors and out of the funds legally available for the payment of dividends in priority to the holders of Common Shares and Class A Special Shares, a cumulative, fixed dividend equal to 5% of the Purchase Price (the "**Preferred Return**"), which accrues daily from the issuance date of such Preferred Share and is compounded annually. For greater certainty, such dividend shall accrue as of the issuance date of such Preferred Share whether or not it is declared by the Board of Directors.

### 3.2 Priority of Dividends

No dividend or other distribution shall be paid, declared or set apart for payment in respect of any share of any other class (including the Common Shares and the Class A Special Shares) unless the holders of the Preferred Shares have been paid in full all accrued but unpaid dividends to which they are entitled.

## ARTICLE 4
## LIQUIDATION PREFERENCE

### 4.1 Payment on Liquidation Event

Upon the occurrence of a Liquidation Event, each holder shall receive prior and in preference to the holders of Common Shares and Class A Special Shares, from the assets of the Corporation available for distribution to holders of shares in the capital of the Corporation (which, in the case of an amalgamation, arrangement, share purchase or share exchange transaction, consists of the assets distributed to holders of shares in the capital of the Corporation in exchange for their shares in the capital of the Corporation, or the assets into which such shares are converted), the greater of (i) an amount equal to the Purchase Price plus the Preferred Return on each such Preferred Share accrued to the time of such Liquidation Event, less any dividends previously paid to such holder of Preferred Shares on such Preferred Share, or (ii) the amount of cash, securities or other property which such holder would be entitled to receive upon the occurrence of a Liquidation Event with respect to such shares if such Preferred Shares had been converted to Common Shares at the Conversion Rate immediately prior to such Liquidation Event.

### 4.2 Insufficient Assets

If, upon the occurrence of a Liquidation Event, the remaining assets are insufficient to permit the payment in full to the holders of the Preferred Shares of all amounts to be distributed to them pursuant to Section 4.1, then the entirety of the remaining assets available for such distribution are to be distributed rateably among the holders of Preferred Shares *pari passu* in proportion to the full preferential amount each such holder of Preferred Shares is otherwise entitled to receive pursuant to Section 4.1.

### 4.3 Remaining Assets

After payment (or setting aside funds necessary for such payment in trust for the exclusive benefit of applicable shareholders so as to be available for such payment) of the liquidation preference to be paid to the holders of Preferred Shares pursuant to Section 4.1 the holders of the Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation and any assets remaining available for distribution shall be distributed rateably among the holders of Common Shares and the holders of Class A Special Shares.

### 4.4 Distribution Other than Cash

If a Liquidation Event occurs, and cash, securities or other assets are available for satisfaction of the payments to which the Preferred Shares are entitled upon such Liquidation Event, the holders are entitled to a distribution of cash, securities or such other assets, or any combination of them, equal in value to the amount to which they are entitled. The value of the securities or other assets for this purpose is their fair market value as determined by the Board of Directors of the Corporation.

## ARTICLE 5
## CONVERSION

### 5.1 Optional Conversion Rights

The Preferred Shares are convertible, at any time and from time to time at the option of the holder and without payment of additional consideration, into Common Shares at the Conversion Rate and in accordance with this Article 5.

### 5.2 Automatic Conversion

All outstanding Preferred Shares automatically convert into Common Shares at the Conversion Rate and in accordance with this Article 5 upon the closing of an IPO.

### 5.3 Conversion Rate

Each Preferred Share shall be convertible pursuant to Section 5.1 and Section 5.2 into the number of Common Shares (the "**Conversion Rate**") equal to:

$$[X + Y - Z] / X$$

where "X" is the Purchase Price, "Y" is the Preferred Return accrued on such Preferred Share up to the time of conversion and "Z" is the amount of dividends, if any, previously paid to the holder prior to the time of conversion.

### 5.4 Time of Conversion

Conversion is deemed to be effected:

(a) in the case of an optional conversion pursuant to Section 5.1, immediately prior to the close of business on the Conversion Date; and

(b) in the case of automatic conversion pursuant to Section 5.2, immediately prior to the closing of the IPO.

### 5.5 Effect of Conversion

Upon the conversion of the Preferred Shares in accordance with this Article 5:

(a) subject to Section 5.6(b), the rights of a holder of the converted Preferred Shares cease; and

(b) each person in whose name any certificate for Common Shares is issuable upon such conversion is deemed to have become the holder of record of such Common Shares.

### 5.6 Mechanics of Optional Conversion

(a) To exercise optional conversion rights under Section 5.1, a holder of Preferred Shares shall:

(i) give written notice to the Corporation at its principal office or the office of any transfer agent for the Common Shares:

(A) stating that such holder of Preferred Shares elects to convert such holder's Preferred Shares and the number of Preferred Shares to be converted; and

(B) providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued;

(ii) surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office or the office of any transfer agent for the Common Shares (such date the certificate or certificates representing the shares are surrendered, for the purposes of this Part, the "**Conversion Date**"); and

(iii) where the Common Shares are to be registered in the name of a person other than such holder of Preferred Shares, provide evidence to the Corporation of proper assignment and transfer of the surrendered certificates to the Corporation, including evidence of compliance with applicable securities laws and any applicable shareholder agreement.

(b) Upon the Conversion Date, the Preferred Shares specified in the written notice referred to in Section 5.6(a)(i) shall be irrevocably cancelled and the corresponding Common Shares issued; provided that if the conversion is in connection with a Liquidation Event, the conversion may, at the option of a holder of Preferred Shares, be conditional upon the closing of such Liquidation Event in which event such holder of Preferred Shares shall not be treated as the holder of record of such Common Shares until immediately prior to the closing of such Liquidation Event. As soon as reasonably practicable (and not later than seven days) after the Conversion Date, the Corporation shall issue and deliver to such holder of Preferred Shares a certificate (or certificates in such denominations as such holder directs) representing the number of whole Common Shares issuable upon the conversion of such Preferred Shares, together with, as applicable: (i) cash in respect of any fractional Common Shares issuable upon such conversion; and (ii) a certificate representing the balance of such holder's Preferred Shares if less than all of the Preferred Shares represented by a certificate or certificates surrendered by such holder were converted upon such conversion.

**5.7 Mechanics of Automatic Conversion**

(a) Upon an automatic conversion pursuant to Section 5.2, all the then outstanding Preferred Shares shall be converted automatically without any further action by the holders and whether or not the certificates representing such Preferred Shares are surrendered to the Corporation or its transfer agent; provided, however, that all holders of Preferred Shares being converted shall be given 30 days written notice of the occurrence of an IPO including the date such event is expected to occur.

(b) Upon the automatic conversion of any Preferred Shares into Common Shares pursuant to Section 5.2, each holder shall promptly surrender the certificate or certificates formerly representing that holder's Preferred Shares at the principal office of the Corporation or the office of any transfer agent for the Common Shares. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed.

(c) Upon receipt by the Corporation of the certificate or certificates from a holder, the Corporation shall issue and deliver to such holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of whole Common Shares into which such Preferred Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion.

(d) The Corporation shall not be required to issue to a holder certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Preferred Shares are either delivered to the Corporation or its transfer agent or such holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection therewith and, if the Corporation so elects, such holder provides an appropriate indemnity bond.

### 5.8 Fractional Shares

No fractional Common Shares shall be issued upon conversion of Preferred Shares. For any fractional Common Shares that would otherwise be issuable upon conversion of Preferred Shares, the Corporation shall pay to the applicable holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the fair market value (as determined by the Board of Directors) per Common Share at the close of business on the time of conversion; provided that no such payment is required if the Board of Directors determines that the value of one Common Share is less than $10.

### 5.9 Partial Conversion

If some but not all of the Preferred Shares represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of such holder, at the expense of the Corporation, a new certificate representing the number of Preferred Shares that were not converted.

### 5.11 No Impairment

The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 5, but will at all times in good faith assist in the carrying out of all the provisions of this Article 5 and in the taking of any action necessary or appropriate in order to protect the conversion rights of holder of Preferred Shares against impairment.

## ARTICLE 6
## REDEMPTION

### 6.1 Optional Redemption by the Corporation

Subject to applicable law, the Corporation shall be entitled to redeem at any time or times all or any part of the Preferred Shares registered in the name of any holder of any such Preferred

Shares on the books of the Corporation with or without the consent of such holder by giving notice in writing to such holder (unless such notice is waived by the holder), specifying:

(a) that the Corporation desires to redeem all or any part of the Preferred Shares registered in the name of such holder;

(b) if only part of the Preferred Shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed;

(c) the Purchase Price and the Preferred Return accrued on such Preferred Share up to the Redemption Date (less the amount of dividends, if any, previously paid to the holder on such Preferred Share prior to the Redemption Date) (such amount, the "**Redemption Amount**");

(d) the business day (the "**Redemption Date**") on which the Corporation desires to redeem such Preferred Shares. The Redemption Date shall be the date that is 10 business days after the date on which the notice is given by the Corporation; and

(e) the place of redemption.

## 6.2 Redemption Procedure

Unless the holder exercises its rights under Section 5.1 prior to the Redemption Date, the Corporation shall, on the Redemption Date, redeem such Preferred Shares by paying to such holder an amount equal to the aggregate Redemption Amount (less any tax required to be withheld by the Corporation) on presentation and surrender of the certificate(s) for the Preferred Shares so called for redemption at such place as may be specified in such notice. The certificate(s) for such Preferred Shares shall thereupon be cancelled and the Preferred Shares represented thereby shall thereupon be redeemed. Payment of the aggregate Redemption Amount for the Preferred Shares to be redeemed shall be made, at the option of the Corporation, (i) by delivery to such holder of a cheque of the Corporation payable at par at any branch in Canada of the Corporation's bankers; or (ii) by wire transfer by the Corporation to the holder of the Preferred Shares. From and after the Redemption Date, the holder thereof shall not be entitled to exercise any of the rights of holders of Preferred Shares in respect thereof unless payment of the aggregate Redemption Amount is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the Preferred Shares so called for redemption, whichever is later, in which case the rights of the holder of the Preferred Shares shall remain unaffected until payment in full of the aggregate Redemption Amount.

**QQQ  Aequitas EVO Connect Inc.**

Industry Canada  Industrie Canada

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

Aequitas EVO Connect Inc.

Corporate name / Dénomination sociale

875925-1

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2015-03-09

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

# Form 4 Articles of Amendment

*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4 Clauses modificatrices

*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
Aequitas Capital Link Inc.
Connection Capital Aequitas Inc.

2 Corporation number
Numéro de la société
875925-1

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Aequitas EVO Connect Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Jos Schmitt

Jos Schmitt
416-933-5910

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

**RRR Neo Exchange Inc.**

Industry Canada | Industrie Canada

# Certificate of Incorporation

***Canada Business Corporations Act***

# Certificat de constitution

***Loi canadienne sur les sociétés par actions***

Aequitas Canadian Exchange Inc.
Bourse Canadienne Aequitas Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la *Loi canadienne sur les sociétés par actions*.

Marcie Girouard

Director / Directeur

2014-01-17

Date of Incorporation (YYYY-MM-DD)
Date de constitution (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

# Form 1
# Articles of Incorporation
*Canada Business Corporations Act (s. 6)*

# Formulaire 1
# Statuts constitutifs
*Loi canadienne sur les sociétés par actions (art. 6)*

1 Corporate name
Dénomination sociale

Aequitas Canadian Exchange Inc.
Bourse Canadienne Aequitas Inc.

2 The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social

ON

3 The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The corporation is authorized to issue an unlimited number of common shares.

4 Restrictions on share transfers
Restrictions sur le transfert des actions

See attached schedule / Voir l'annexe ci-jointe

5 Minimum and maximum number of directors
Nombre minimal et maximal d'administrateurs

Min. 1 Max. 20

6 Restrictions on the business the corporation may carry on
Limites imposées à l'activité commerciale de la société

None

7 Other Provisions
Autres dispositions

See attached schedule / Voir l'annexe ci-jointe

8 **Incorporator's Declaration:** I hereby certify that I am authorized to sign and submit this form.
**Déclaration des fondateurs :** J'atteste que je suis autorisé à signer et à soumettre le présent formulaire.

| Name(s) - Nom(s) | Original Signed by - Original signé par |
| --- | --- |
| Joseph Schmitt | Joseph Schmitt<br>Joseph Schmitt |

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

## Schedule / Annexe

## Restrictions on Share Transfers / Restriction sur le transfert d'actions

The securities of the corporation, other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the corporation, to be evidenced in either case by a resolution of such directors or shareholders.

## Schedule / Annexe

## Other Provisions / Autres dispositions

(a) The directors may from time to time appoint one or more additional directors within the limits provided in the Canada Business Corporations Act.

(b) The directors may from time to time determine the number of directors of the corporation.

Industry Canada Industrie Canada

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2014-06-12

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

# Form 4 Articles of Amendment
*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4 Clauses modificatrices
*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
Aequitas Canadian Exchange Inc.
Bourse Canadienne Aequitas Inc.

2 Corporation number
Numéro de la société
875923-5

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Joseph Schmitt

Joseph Schmitt
416-602-5234

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

Industry Canada    Industrie Canada

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2015-02-13

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

# Form 4 Articles of Amendment
*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4 Clauses modificatrices
*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

2 Corporation number
Numéro de la société
875923-5

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:
Les autres dispositions sont modifiées comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

## Schedule / Annexe
## Other Provisions / Autres dispositions

Article 7 of the articles of incorporation of the corporation are amended by adding as paragraph (c) thereto the following:

PART 1 - SHARE OWNERSHIP RESTRICTIONS

1.INTERPRETATION AND DEFINITIONS

1.1.In this Part 1:

1.1.1.“Acceptance Notice” has the meaning set out in section 6.5;

1.1.2.“Account” has the meaning set out in section 6.8;

1.1.3.“Affected Shareholder” has the meaning set out in section 4.5;

1.1.4.“Amendments” has the meaning set out in section 2.2;

1.1.5.“Board” means the board of directors of the Corporation;

1.1.6.“Business Day” means any day, other than a Saturday or Sunday, on which Canadian Schedule 1 chartered banks in Toronto, Ontario and Montreal, Québec are open for commercial banking business during normal banking hours;

1.1.7.“CBCA” the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.8.“Commission”, “company” and “person” have the meanings given to those terms, respectively, in the OSA;

1.1.9.“Control” and “acting jointly or in concert” are to be interpreted in a manner that is consistent with the interpretation thereof as used in the OSA and other securities legislation applicable in Ontario;

1.1.10.“Converted Basis” has the meaning given to that term in the Shareholders Agreement;

1.1.11.“Defaulting Shareholder” has the meaning set out in section 6.1;

1.1.12.“Excess Voting Share” means a Voting Share beneficially owned or over which control or direction is exercised in contravention of the Share Constraint;

1.1.13.“Fair Market Value” has the meaning given to that term in the Shareholders Agreement;

1.1.14.“Final Notice” has the meaning set out in section 6.12;

1.1.15.“First Notice” has the meaning set out in section 6.1;

1.1.16.“First Notice Response Period” has the meaning set out in section 6.1;

1.1.17.“Holding Company” means Aequitas Innovations Inc., a corporation incorporated under the laws of Canada, and its successors;

1.1.18.“Notice” has the meaning set out in section 7.1;

1.1.19.“Notice of Sale” has the meaning set out in section 6.3;

1.1.20.“Offer” has the meaning set out in section 6.5;

1.1.21.“Offer Period” has the meaning set out in section 6.3;

1.1.22.“Offer Shareholder” has the meaning set out in section 6.3;

1.1.23.“Offered Shares” has the meaning set out in section 6.3;

1.1.24.“OSA” means the Securities Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.25.“Pro Rata Share” means a fraction: (i) the numerator of which equals the number of shares of the Corporation, on an as if Converted Basis, of the shareholder; and (ii) the denominator of which equals the total number of shares of the Corporation, on an as if Converted Basis, issued and outstanding as at the date of the Notice of Sale but excluding the Voting Shares, on an as if Converted Basis, of the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder;

1.1.26.“Purchase for Cancellation” has the meaning set out in section 5.1.2

1.1.27.“Recognition Order” means the order of the Commission issued under sections 21 and 144 of the OSA on November 13, 2014 in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, requiring restrictions on the ownership of shares of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

1.1.28.“Sale” or “Sell” has the meaning set out in section 5.1.1;

1.1.29.“Second Notice” has the meaning set out in section 6.1;

1.1.30.“Share Constraint” has the meaning set out in section 3.1;

1.1.31.“Shareholders’ Agreement” means the shareholders agreement, made May 31, 2013, between the Corporation and all of its shareholders, as from time to time amended, restated, amended and restated or replaced;

1.1.32.“Shareholder’s Declaration” means a declaration made in accordance with section 9;

1.1.33.“Voting Share” means a share in the capital of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2All terms that are not otherwise defined in this Part 1 have the meanings given to those terms in the OSA or the CBCA, respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the CBCA, the definition contained in the OSA shall prevail.

1.3Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neutral.

1.4No person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 1 solely by reason that one of them has given the other the power to vote or direct the voting of shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.4.1the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.4.2the proxy is solicited but no information circular is required to be issued under the CBCA; or

1.4.3the proxy is not solicited.

1.5No shareholder of the Corporation is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 1 solely by reason that such shareholder is a party to the Shareholders Agreement.

1.6For the purposes of this Part 1:

1.6.1where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons and companies; and

1.6.2references to shares “of” a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2.PURPOSE

2.1.The restrictions on the issuance, transfer and ownership of Voting Shares as set out in this Part 1 are intended for the purpose of ensuring that each of the Corporation and the Holding Company:

2.1.1.is not in breach of section 21 of the OSA or the Recognition Order;

2.1.2.may continue to be recognized by the Commission to carry on business as a stock exchange in Ontario and each other province and territory of Canada, which recognition is necessary under the OSA and other applicable securities legislation for the Corporation or the Holding Company to engage in its undertaking; and

2.1.3.may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self-regulatory organization under applicable securities legislation, which recognition is necessary to its undertaking.

2.2.If the provisions of the Recognition Order as it pertains to restrictions on the ownership of, or the exercise of control or direction over, Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the “Amendments”) and those Amendments are inconsistent with this Part 1, those Amendments are deemed to be incorporated in this Part 1 from their effective date, without any further approval by the shareholders of the Corporation, and those Amendments supersede the provisions of this Part 1 to the extent of the inconsistency.

2.3.On the date that the Corporation is not required to constrain the issuance, transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Part 1 shall be deemed to be deleted in its entirety from the articles of the Corporation and shall be of no further force or effect as and from that date.

2.4.In the event that this Part 1 is amended as a result of any Amendment or is deemed to be deleted in accordance with section 2.3, the Board shall restate the articles of the Corporation to reflect the Amendment or deletion within thirty (30) days of such Amendment or deletion, without any further approval by the shareholders of the Corporation. The Corporation shall give Notice of the restatement of the articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement within fifteen (15) days of the effective date thereof. The accidental failure or omission to give such Notice to one or more such holders shall not affect the validity of the provisions of this section 2.4.

3.SHARE CONSTRAINT

3.1.Without the prior approval of the Commission and subject to such terms and conditions considered appropriate by the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over:

3.1.1.more than ten per cent (10%) of the issued and outstanding shares of any class or series of Voting Shares;

3.1.2.thereafter, more than fifty per cent (50%) of the issued and outstanding shares of any class or series of Voting Shares; or

3.1.3.any other percentage of the issued and outstanding shares of any class or series of Voting Shares as may be from time to time prescribed by the Recognition Order

(the “Share Constraint”).

3.2The Share Constraint does not apply in respect of Voting Shares that are held:

3.2.1by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

3.2.2by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such Voting Shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by the Board to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint; or

3.2.3by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

3.3If Voting Shares are, by inadvertence or otherwise, issued or transferred or held in contravention of the Share Constraint, such issuance or transfer or holding of the Voting Shares, or the registration thereof in the corporate records of the Corporation, shall not constitute a waiver of any of the rights of the Corporation hereunder or of the conditions attaching to such securities or otherwise preclude the Corporation from exercising any of the powers granted under this Part 1.

4.CONTRAVENTION OF THE SHARE CONSTRAINT

4.1.If the Board determines, whether based on a review of the central securities register of the

Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the Share Constraint:

4.1.1.the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2.the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3.the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4.no person may, in person or by proxy, exercise the right to vote or vote any of the Excess Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5.subject to section 4.4, the Corporation shall not pay any dividend or make any other distribution:

4.1.5.1.on any Excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless the Board determines that it would be in the best interests of the Corporation to pay such dividend or make the distribution in respect of some part or all of the non-Excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6.the Corporation shall send to the registered holders of the Voting Shares of that person or company or any person or company forming part of such combination a First Notice.

4.2.If the Board determines, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the Share Constraint, the Corporation shall not:

4.2.1.accept the proposed subscription for Voting Shares from;

4.2.2.issue the proposed Voting Shares to; or

4.2.3.register or otherwise recognize the proposed transfer of any Voting Shares to,
that person or company or any person or company forming part of that combination.

4.3.If the Board determines that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the Share Constraint, the Board may also determine that:

4.3.1.any votes cast, in person or by proxy, during that period or at that time in respect of the Excess Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2.subject to section 4.4, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1.on the Excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

4.4Notwithstanding any other provision of this Part 1:

4.4.1the Board may elect to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Part 1 where it determines that the contravention of the Share Constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution;

4.4.2where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a determination of a contravention of the Share Constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under section 4.3.2 as a result of the Board's determination of a contravention of the Share Constraint, the Board shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, as the case may be, if the Board subsequently determines that no contravention occurred.

4.5If the Corporation Sells or Purchases for Cancellation any Excess Voting Shares in accordance with section 5, or otherwise Purchases for Cancellation or otherwise acquires Excess Voting Shares, and the result of that action is that a shareholder of the Corporation who, before that action, was not in contravention of the Share Constraint is, as a result of such action, in contravention of the Share Constraint (an "Affected Shareholder") then, notwithstanding any other provision of this Part 1:

4.5.1subject to section 4.5.4, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint, as determined by the Board;

4.5.2the Board shall identify the Affected Shareholders and the Corporation shall give Notice to each

Affected Shareholder so identified, within fifteen (15) days of the Board's determination, of the fact that the Affected Shareholder is in contravention of the Share Constraint and is entitled to rely on the protection provided in section 4.5.1;

4.5.3the Corporation shall use commercially reasonable efforts to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares; and

4.5.4the protection afforded to any Affected Shareholder in section 4.5.1 is effective from the date the Affected Shareholder is in contravention of the Share Constraint as a result of the actions of the Corporation to and including the date as determined by the Board but in any event not less than one hundred and eighty (180) days after that date.

4.6The Corporation's failure to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares pursuant to section 4.5.3 shall not otherwise relieve the Affected Shareholder of its obligations or abrogate any of the rights of the Corporation under this Part 1.

4.7Notwithstanding any other provision of this Part 1, a contravention of the Share Constraint shall have no consequences except those that are expressly provided for in this Part 1 but, without limiting the generality of the foregoing:

4.7.1no transfer, issue or ownership of, and no title to, Voting Shares;

4.7.2no resolution of shareholders (except to the extent that the result is affected as a result of a Board determination under subsection 4.3.1); and

4.7.3no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the Share Constraint.

5.RIGHT TO DISPOSE OF EXCESS VOTING SHARES

5.1In order to comply with sections 2 and 3, the Corporation shall have the right:

5.1.1to sell, transfer and assign or cause to be sold, transferred or assigned (a "Sale" or to "Sell") all or any portion of the Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as if the Corporation were the owner thereof; or

5.1.2if the Corporation determines that it is unable to effect a Sale of all or any portion of the Excess Voting Shares or if the Board otherwise determines, to purchase and acquire for cancellation ("Purchase for Cancellation") all or any such Excess Voting Shares as the Corporation elects to purchase and acquire pursuant hereto and the holder shall be obligated to sell, transfer and assign to the Corporation all or any such Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as the Corporation so elects.

5.2For the purposes of this Part 1, the Corporation shall be and shall be conclusively deemed to be the agent and lawful attorney of the holders of the securities of the Corporation to effect such Sale or Purchase for Cancellation, as the case may be, including, without limitation, to execute and deliver any and all proper instruments of Sale and Purchase for Cancellation, as the case may be.

6.PROCEDURES RELATING TO DISPOSITION OF EXCESS VOTING SHARES

6.1Before taking any action pursuant to section 5, the Corporation shall send to the registered holder of apparently Excess Voting Shares (the “Defaulting Shareholder”) a Notice (the “First Notice”) requesting a Shareholder’s Declaration from such Defaulting Shareholder as to such matters as the Board may determine to be appropriate for the purpose of determining if all or any of the Voting Shares of such Defaulting Shareholder are Excess Voting Shares. The First Notice shall specify that, unless a response satisfactory to the Board is received by the Corporation within five (5) Business Days after the date of the First Notice (the “First Notice Response Period”), the Corporation may Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder in accordance with the articles of the Corporation. If the Corporation does not receive the Shareholder’s Declaration requested within the First Notice Response Period or, if the Board determines that the Voting Shares or any of them are Excess Voting Shares, the Corporation may, not earlier than six (6) Business Days, send a further Notice (the “Second Notice”) to such Defaulting Shareholder advising that the Corporation will Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder, in each case at a price equal to the Fair Market Value as determined by an independent business valuator selected by the Corporation. The Second Notice shall advise that the Sale or the Purchase for Cancellation shall not be made before ten (10) Business Days and not later than one hundred and eighty (180) days after the date of the Second Notice.

6.2Not later than ten (10) Business Days after the date of the Second Notice, the Corporation shall select an independent business valuator who shall determine the Fair Market Value of the shares of the Corporation, as at the date the Board determines that Voting Shares of the Defaulting Shareholder are Excess Voting Shares, in accordance with the principles of valuation set out in Schedule 6.1 of the Shareholders Agreement, and Schedule 6.1 of the Shareholders Agreement shall apply mutatis mutandis to such valuation process. The determination of Fair Market Value shall be made in writing within twenty (20) Business Days of the date of the Second Notice (or as soon as practicable after that date).

6.3Within three (3) Business Days after the Fair Market Value has been determined in accordance with section 6.2, the Corporation shall send to each shareholder of the Corporation a copy of such determination together with a Notice (the “Notice of Sale”) containing an irrevocable offer (the “Offer”) to sell to the shareholders (excluding the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder) (collectively, the “Offer Shareholders”) the Excess Voting Shares of the Defaulting Shareholder (the “Offered Shares”) at a price per share equal to the Fair Market Value thereof.

6.4Each Offer Shareholder shall be entitled to purchase its Pro Rata Share of the Offered Shares, or such other portion of the Offered Shares as all of the Offer Shareholders accepting the Offer may agree in writing.

6.5Within ten (10) Business Days after receipt of the Notice of Sale (the “Offer Period”), each Offer Shareholder may exercise its right to purchase Offered Shares by giving to the Corporation Notice (an “Acceptance Notice”) specifying the maximum number of Offered Shares (which may be greater than or less than its Pro Rata Share) it is willing to purchase. If any Offer Shareholder does not give to the Corporation an Acceptance Notice or specifies in its Acceptance Notice a number of Offered Shares less than its Pro Rata Share that it is willing to purchase:

6.5.1such Offer Shareholder shall be deemed to have rejected the Offer in respect of the unclaimed Offered Shares;

6.5.2such unclaimed Offered Shares shall be deemed to be offered to such of the other Offer Shareholders who specify in their Acceptance Notices the willingness to acquire Offered Shares greater than their Pro Rata Share; and

6.5.3each such other Offer Shareholder is, subject to the maximum number of Offered Shares specified in its Acceptance Notice, entitled to acquire its proportionate share of the unclaimed Offered Shares based on the number of shares of the Corporation, on an as if Converted Basis, held by such Offer Shareholders as between themselves (or in such other proportion as such Other Shareholders may agree in writing).

6.6If Offer Shareholders give Acceptance Notices within the Offer Period specifying their willingness to purchase all, but not less than all, of the Offered Shares, the transaction of purchase and sale shall be completed within twenty (20) Business Days of the expiry of the Offer Period (or as soon as practicable thereafter).

6.7If Offer Shareholders exercise their rights to purchase some but not all of the Offered Shares or if Offer Shareholders do not exercise their rights to purchase any of the Offered Shares and all or a portion of the Offered Shares remain unclaimed, the Corporation may Sell, by private sale or otherwise as the Board may determine, the unclaimed Excess Voting Shares of the Defaulting Shareholder at the same price and on the same terms and conditions as those offered to the Offer Shareholders. The transaction of purchase and sale shall be completed on such date determined by the Board and in any event as soon as reasonably practicable.

6.8Upon a Sale of Excess Voting Shares in accordance with section 6.6 or 6.7, the Defaulting Shareholder shall, from the time of the Sale, be entitled to receive only the net proceeds of the Sale, being an amount equal to the proceeds of Sale less all applicable commissions, taxes, expenses and other costs of Sale, which net proceeds of Sale will be deposited by the Corporation in an account with any chartered bank or trust company in Canada (the “Account”) to be paid (with interest from the beginning of the month next following the date of receipt of the net proceeds of Sale) to the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares. The funds representing the net proceeds of Sale, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.9If the Corporation determines that it is unable to effect a Sale of Excess Voting Shares for whatever reason, the Corporation shall have the right (but not the obligation), subject to the Act and to the rights, privileges, restrictions and conditions attaching to the class or series of Voting Shares of which the Excess Voting Shares are part, to Purchase for Cancellation and the Defaulting Shareholder shall be obligated to so sell, transfer and assign to the Corporation such Excess Voting Shares. Such Excess Voting Shares shall be Purchased for Cancellation by the Corporation depositing into the Account an amount equal to the Fair Market Value of such Excess Voting Shares, such moneys to be paid (with interest) to or to the order of the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company, of the certificate(s) representing the Excess Voting Shares so Purchased for Cancellation. The funds representing the Fair Market Value, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.10On or after the date of deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, where such Excess Voting Shares have been Purchased for Cancellation by the Corporation, such Excess Voting Shares shall be cancelled and shall cease to be entitled to dividends and, in either case, the Defaulting Shareholder shall not be entitled to exercise any of the rights of a holder of Voting Shares in respect thereof and the sole right of the Defaulting Shareholder shall be to the funds in the Account against presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares.

6.11If a part only of the Voting Shares represented by any certificate is Sold by the Corporation or Purchased for Cancellation by the Corporation, a new certificate for the balance of the Voting Shares shall be issued at the expense of the Corporation.

6.12Within five (5) Business Days of the deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares Sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, the Corporation shall send a Notice (the “Final Notice”) to the Defaulting Shareholder advising that such Excess Voting Shares have been Sold or Purchased for Cancellation and specifying the amount of the net proceeds of Sale or the Fair Market Value, as the case may be, and advising of the name and address of the chartered bank or trust company where the deposit was made by the Corporation and from which the net proceeds of Sale or Fair Market Value, as the case may be, may be obtained against presentation and surrender of the certificates representing the Excess Voting Shares so Sold or Purchased for Cancellation, together with such other information as the Board may consider appropriate.

6.13The Corporation may Sell or Purchase for Cancellation Excess Voting Shares despite the Corporation not having possession of the certificate or certificates representing the Excess Voting Shares at the time of the Sale or Purchase for Cancellation. If the Corporation Sells Excess Voting Shares without possession of the certificate or certificates representing such Excess Voting Shares, the Corporation shall issue to the purchaser of such Excess Voting Shares a certificate or certificates or other evidence of ownership representing the Excess Voting Shares purchased.

6.14The Corporation may transfer any funds held in the Account and its administration to a trust company in Canada registered as such under the federal laws of Canada or the laws of a province or a territory, and the Corporation is then discharged of all further liability in respect thereof.

7.NOTICES

7.1.Any notice permitted or required to be given pursuant to this Part 1 (a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery) or if transmitted by facsimile, electronic mail or other means of recorded electronic message, in the case of shareholders of the Corporation, addressed to the registered holder or holders at his or their address or addresses in the records of the Corporation, and in the case of the Corporation, to the registered office of the Corporation.

7.2.The accidental failure or omission to give any Notice to the registered holder of any Voting Shares shall not affect the validity of any transaction of purchase and sale or any purchase and acquisition for cancellation of Excess Voting Shares otherwise completed in accordance with this Part 1.

8.BOARD'S POWERS

8.1.The Board may make such rules and regulations from time to time as it shall deem necessary or appropriate to administer the provisions of this Part 1 and shall have the sole right and authority to administer the provisions of this Part 1 and to make any determination required or contemplated under this Part 1. In so acting, the Board shall enjoy, in addition to the powers set out in this Part 1, all of the powers necessary or desirable, in its sole determination, to carry out the intent and purpose of this Part 1 including, without limitation, the power to require:

8.1.1.the filing of a Shareholder's Declaration under section 9;

8.1.2.the production of all documents in the possession, power or control of the maker of a Shareholder's Declaration touching or concerning the subject matter of the Shareholder's Declaration, together with certification that such production has been made;

8.1.3.the response to such written interrogatories concerning the subject matter of a Shareholder's Declaration as the Board may determine to ask the maker of the Shareholder's Declaration; and

8.1.4.the attendance before the Board of the maker of a Shareholder's Declaration, or such other persons or companies related thereto as the Board may determine, for the purpose of responding to questions from the Board concerning the subject matter of the Shareholder's Declaration.

8.2.If the Board determines that a person or company has failed to provide a complete, accurate and timely response to a request for information that the Board has made pursuant to its powers under section 8.1, the Board may draw an inference adverse to the interests of that person or company.

8.3.The Board shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Part 1 and, without limitation, if the Board considers that there are reasonable grounds for believing that a contravention of the Share Constraint has occurred or will occur, the Board shall make a determination with respect to the matter.

8.4.All determinations by the Board shall be conclusive, final and binding except to the extent modified by any subsequent determination of the Board. Notwithstanding the foregoing, the Board may delegate, in whole or in part:

8.4.1.its powers to make a determination in respect of any particular matter to a committee of the Board; and

8.4.2.any of its other powers under this Part 1 in accordance with section 115 and 121(a) of the CBCA.

8.5.In administering the provisions of this Part 1, including, without limitation in making any determination required or contemplated under this Part 1, each director shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise his or her business judgment. The directors shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although they shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

8.6.No director shall be considered to be subject to a conflict of interest in administering the provisions of this Part 1 and there shall be no reasonable apprehension of bias by reason only that such director's own tenure as a director or officer of the Corporation could be affected directly or indirectly by a determination he or she is to make pursuant to the provisions of this Part 1.

8.7.In administering the provisions of this Part 1, the Board may rely on any information on which the Board considers it reasonable to rely in the circumstances. Without limitation, the Board may rely upon any Shareholder's Declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

8.8.Provided that the directors have acted honestly and in good faith, no shareholder or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation, nor shall the Corporation have any claim or action against any director or officer of the Corporation, arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Part 1 and neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Part 1. To the extent that, in accordance with section 8.1 or section 8.3, any other person exercises the powers of the directors under these provisions, this section 8.8 applies mutatis mutandis.

8.9.Any determination of the Board required or contemplated by this Part 1 shall be expressed and conclusively evidenced by a resolution of the directors passed in accordance with the CBCA.

9.SHAREHOLDER’S DECLARATIONS

9.1.For purposes of monitoring compliance with and enforcing the provisions of this Part 1, the Corporation may require that any registered holder or beneficial owner of Voting Shares or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation a completed and signed Shareholder’s Declaration.  The Board may approve from time to time written guidelines with respect to the nature of the Shareholder’s Declaration to be requested, the times at which Shareholder’s Declarations are to be requested and any other relevant matters relating to Shareholder’s Declarations.

9.2.A Shareholder’s Declaration may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limitation, a Shareholder’s Declaration may be required to contain information with respect to:

9.2.1whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, Voting Shares; and

9.2.2whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

10.MISCELLANEOUS

10.1The invalidity or unenforceability of any provision, in whole or in part, of this Part 1 shall not affect the validity or enforceability of any other provision or part thereof.

10.2Subject to the CBCA, the OSA and the Recognition Order, the Board may make, amend or repeal any rules or by-laws it deems necessary or appropriate to administer the Share Constraint.

10.3In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Part 1, the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the Corporation.

[END OF SCHEDULE]

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

Neo Exchange Inc.
La Bourse Neo Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

R Edwards

Raymond Edwards

Director / Directeur

2019-01-15

Date of amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

# Form 4
# Articles of Amendment
*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4
# Clauses modificatrices
*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

2 Corporation number
Numéro de la société
875923-5

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Neo Exchange Inc.
La Bourse Neo Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

**SSS New Connect Inc.**

# Certificate of Incorporation

***Canada Business Corporations Act***

# Certificat de constitution

***Loi canadienne sur les sociétés par actions***

Aequitas Technology Services Inc.
Services Technologiques Aequitas Inc.

Corporate name / Dénomination sociale

875924-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la *Loi canadienne sur les sociétés par actions*.

Marcie Girouard

Director / Directeur

2014-01-17

Date of Incorporation (YYYY-MM-DD)
Date de constitution (AAAA-MM-JJ)

Industry Canada | Industrie Canada

# Form 1
# Articles of Incorporation
*Canada Business Corporations Act (s. 6)*

# Formulaire 1
# Statuts constitutifs
*Loi canadienne sur les sociétés par actions (art. 6)*

1 Corporate name
Dénomination sociale

Aequitas Technology Services Inc.
Services Technologiques Aequitas Inc.

2 The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social

ON

3 The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The corporation is authorized to issue an unlimited number of common shares.

4 Restrictions on share transfers
Restrictions sur le transfert des actions

See attached schedule / Voir l'annexe ci-jointe

5 Minimum and maximum number of directors
Nombre minimal et maximal d'administrateurs

Min. 1 Max. 20

6 Restrictions on the business the corporation may carry on
Limites imposées à l'activité commerciale de la société

None

7 Other Provisions
Autres dispositions

See attached schedule / Voir l'annexe ci-jointe

8 **Incorporator's Declaration:** I hereby certify that I am authorized to sign and submit this form.
**Déclaration des fondateurs :** J'atteste que je suis autorisé à signer et à soumettre le présent formulaire.

| Name(s) - Nom(s) | Original Signed by - Original signé par |
|---|---|
| Joseph Schmitt | Joseph Schmitt<br>Joseph Schmitt |

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

## Schedule / Annexe

## Restrictions on Share Transfers / Restriction sur le transfert d'actions

The securities of the corporation, other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the corporation, to be evidenced in either case by a resolution of such directors or shareholders.

## Schedule / Annexe

## Other Provisions / Autres dispositions

(a) The directors may from time to time appoint one or more additional directors within the limits provided in the Canada Business Corporations Act.

(b) The directors may from time to time determine the number of directors of the corporation.

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

Neo Connect Inc.

Corporate name / Dénomination sociale

875924-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

R Edwards

Raymond Edwards

Director / Directeur

2019-01-15

Date of amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

# Form 4
# Articles of Amendment
*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4
# Clauses modificatrices
*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
Aequitas Technology Services Inc.
Services Technologiques Aequitas Inc.

2 Corporation number
Numéro de la société
875924-3

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Neo Connect Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

# Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| 78 North Investments ApS | 8/24/2020 | 8/24/2020 | 8/24/2020 | 8/24/2020 | NA | NA | Sponsored Participant | Vimmelskaftet 43<br>3rd Floor<br>Copenhagen Denmark 1161 | 45 88707858 | Proprietary Trading |
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard<br>Suite 400<br>Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street<br>2nd Floor<br>Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue<br>Suite 2600<br>Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| Alpha Direct LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street<br>Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue<br>Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpha Trading, LP | 2/22/2019 | 2/22/2019 | 2/22/2019 | 2/22/2019 | NA | NA | Sponsored Participant | 640 W California Avenue<br>Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place<br>Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | 8/14/2019 | 9/10/2019 | 9/10/2019 | 8/14/2019 | 12/1/2017 | 6/5/2019 | Member TPH | Strawinskylann 3095<br>Amsterdam, 1077ZX<br>Netherlands | 31-020-708-7000 | Proprietary Trading |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center<br>350 N St. Paul, Suite 1300<br>Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street<br>Suite 3200<br>Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue<br>11th Floor<br>New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC dba Cowen Electronic | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue<br>21st Floor<br>New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Axos Financial LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center<br>1299 Farnam Street Suite 800<br>Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue<br>New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street<br>42nd Floor<br>New York, NY 10005 | 212-480-1400 | Agency |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | 10/16/2018 | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza<br>Suite 2100<br>Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza<br>19th Floor<br>New York, NY 10038 | 646-346-7000 | Agency |
| Black Edge Securities LLC | NA | NA | NA | NA | 10/16/2020 | NA | Member TPH | 811 W. Fulton Market Ste. 400 Chicago, IL 60607 | 608-213-4825 | Market Maker |
| Bluefin Capital Management, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue<br>37th Floor<br>New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square<br>New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue<br>New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street<br>New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | 8/27/2019 | 8/27/2019 | 8/27/2019 | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street<br>Suite 2060<br>Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Capital LLC | 1/30/2019 | 1/30/2019 | 1/30/2019 | 1/30/2019 | NA | NA | Sponsored Participant | 300 N LaSalle Street<br>Suite 2060<br>Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Trading LP | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | Maples Corporate Services<br>PO Box 309, Ugland House<br>Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| Boerboel Trading LP | 5/25/2021 | 5/25/2021 | 5/25/2021 | 5/25/2021 | NA | NA | Sponsored Participant | Maples Corporate Services<br>PO Box 309, Ugland House<br>Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| BofA Securities, Inc. | 9/19/2018 | 9/19/2018 | 9/19/2018 | 9/19/2018 | 5/13/2019 | 5/13/2019 | Member TPH | One Bryant Park<br>New York, NY 10036 | 201-671-5685 | Clearing Services, Firm Proprietary Trading, Public Customer Business |
| BOLT-X LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | NA | Member TPH | 350 N Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | 2/10/2022 | NA | Member TPH | 600 Montgomery Street<br>6th Floor<br>San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street<br>1st Floor<br>Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity LLC | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue<br>New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue<br>5th Floor<br>New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street<br>4th Floor<br>New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue<br>Suite 1100<br>Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | 1/24/2019 | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 2200A<br>Chicago, IL 60604 | 312-477-8400 | Market Maker/Proprietary |
| Casey Securities LLC | NA | NA | NA | 11/11/2021 | 8/3/2020 | NA | Member TPH | One Montgomery Street 2nd Floor San Francisco, CA 94104 | 415-954-5590 | Electronic Execution, Transact Business with the Public |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 7/26/2019 | 4/18/2018 | Member TPH | 8050 Marshall Drive<br>Suite 120<br>Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street<br>Suite 1455<br>New York, NY 10165 | 212-888-4711 | Market Maker |
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | NA | NA | Member TPH | 211 Main Street<br>San Francisco, CA 94105 | 415-636-7000 | Clearing, Transact Business with the Public |
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square West<br>4th Floor<br>New York, NY 10003 | 646-597-6145 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue<br>New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street<br>32nd Floor<br>Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | 6/3/2019 | Member TPH | 390-388 Greenwich Street<br>New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue<br>21st Floor<br>New York, NY 10017 | 212-317-7080 | Public Customer Business |
| Clear Street Markets, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | 3/22/2019 | Member TPH | 55 Broadway<br>Suite 2102<br>New York, NY 10006 | 646-738-4066 | Market Maker, Proprietary Trading |
| Clear Street, LLC | 3/18/2019 | 8/14/2019 | 8/14/2019 | 8/14/2019 | NA | NA | Member TPH | 55 Broadway<br>Suite 2102<br>New York, NY 10006 | 646-738-4068 | Public Customer Business, Clearing, Proprietary Trading |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street<br>38h Floor<br>New York, NY 10004 | 212-531-8500 | Public Customer Business |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-320-7897 | Agency |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard<br>Glenview, IL 60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 1620<br>Chicago, IL 60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | 12/13/2019 | 12/13/2019 | NA | NA | NA | Member TPH | 311 S Wacker Drive<br>Suite 2280A<br>Chicago, IL 60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive<br>Suite 2300<br>Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue<br>20th Floor<br>New York, NY 10022 | 646-562-1010 | Market Maker |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue<br>New York, NY 10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | NA | NA | Member TPH | 120 W 45th Street<br>15th Floor<br>New York, NY 10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street<br>4th Floor<br>Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | 5/4/2021 | Member TPH | 101 Montgomery Street<br>Suite 700<br>San Francisco, CA 94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive<br>Suite 1000<br>Chicago, IL 60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| DriveWealth Institutional LLC | 3/30/2022 | 3/30/2022 | 3/30/2022 | 3/30/2022 | NA | NA | Member TPH | 15 Exchange Place<br>Suite 1110<br>Jersey City, NJ 11694 | 201-207-1200 | Principal Facilitation/Clearing Services |
| DRW Commodities LLC | 8/6/2020 | 8/6/2020 | 8/6/2020 | 8/6/2020 | NA | NA | Sponsored Participant | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1000 | Proprietary Trading |
| DRW Europe B.V. | 12/14/2020 | 12/14/2020 | 12/14/2020 | 12/14/2020 | NA | NA | Sponsored Participant | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 44-207-031-1369 | Proprietary Trading |
| DRW Execution Services, LLC | 11/19/2019 | 11/19/2019 | 11/19/2019 | 11/19/2019 | NA | NA | Member TPH | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1090 | Proprietary Trading |
| DRW Global Markets Ltd. | 2/22/2019 | 2/22/2019 | 4/8/2019 | 4/8/2019 | NA | NA | Sponsored Participant | 540 W. Madison<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| DRW Global Markets Ltd. | 12/2/2019 | 12/2/2019 | 12/2/2019 | 12/2/2019 | NA | NA | Sponsored Participant | 540 W. Madison<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| DRW Investments, LLC | 2/18/2021 | NA | NA | NA | NA | NA | Sponsored Participant | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1223 | Proprietary Trading |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| DRW Singapore Ltd. | 10/4/2021 | NA | NA | 10/4/2021 | NA | NA | Sponsored Participant | 8 Marina View<br>Asia Square Tower 1 \| #32-05<br>Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DRW Singapore Ltd. | 11/19/2018 | NA | NA | 11/19/2018 | NA | NA | Sponsored Participant | 8 Marina View<br>Asia Square Tower 1 \| #32-05<br>Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DV Equities, LLC | NA | NA | NA | NA | 8/30/2021 | NA | Member TPH | 216 W. Jackson Blvd. - 3rd Floor;<br>Chicago, IL 60606 | 312-837-0649 | Market Maker, Proprietary Trading |
| Dynamic Technology Lab Pte. Ltd. | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 07-00, 178 Clemenceau Avenue<br>Singapore 239926 | 656-610-4693 | Proprietary Trading |
| E D & F Man Capital Markets Inc. | NA | NA | NA | NA | 3/1/2019 | 6/7/2019 | Member TPH | 140 E. 45th Street<br>10th Floor<br>New York, NY 10017 | 212-618-2800 | Clearing, Public Customer Business |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square<br>32nd Floor<br>New York, NY 10036 | 646-521-4300 | Public Customer Business |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street<br>Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Electronic Transaction Clearing, Inc. | 5/7/2021 | 5/7/2021 | 5/7/2021 | 5/7/2021 | NA | NA | Sponsored Participant | 660 S Figueroa Street<br>Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Elequin Securities LLC | 12/28/2021 | NA | NA | NA | 12/27/2021 | NA | Member TPH | 1359 Broadway New York, NY 10018 | 646-475-6430 | Proprietary Trading |
| Evercore Group LLC | NA | NA | 5/10/2017 | NA | NA | NA | Member TPH | 55 E 52nd Street<br>New York, NY 10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue<br>Geneva, IL 60134 | 630-482-7100 | Agency |
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas<br>4th Floor<br>New York, NY 10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | NA | NA | Member TPH | 1114 Avenue of the Americas<br>4th Floor<br>New York, NY 10036 | 917-210-5000 | Proprietary Trading |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard<br>Suite 1700<br>Chicago, IL 60604 | 312-362-0404 | Market Maker |
| Gelber Securities, LLC | NA | NA | NA | NA | 3/19/2021 | NA | Member TPH | 350 N. Orleans Suite 7N Chicago, IL 60654 | 312-408-6659 | Market Maker, Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street<br>Suite 1711<br>Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street<br>New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue<br>10th Floor<br>New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Great Point Capital LLC | 10/27/2020 | 10/27/2020 | 10/27/2020 | 10/27/2020 | NA | NA | Sponsored Participant | 200 W. Jackson Blvd.<br>Suite 1000<br>Chicago, IL 60606 | 312-356-4401 | Proprietary Trading |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | 9/11/2020 | Member TPH | 425 S Financial Place<br>Suite 3400<br>Chicago, IL 60605 | 312-347-8864 | Market Maker, Proprietary Trading |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | 11/29/2019 | 2/25/2020 | Member TPH | 545 Madison Avenue<br>15th Floor<br>New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807<br>Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street<br>Suite 701<br>New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| HAP Trading LLC | 1/8/2020 | 1/8/2020 | 1/8/2020 | 1/8/2020 | NA | NA | Sponsored Participant | 395 Hudson Street<br>Suite 701<br>New York, NY 10014 | 212-380-5100 | Proprietary Trading |
| Headlands Technologies LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 155 N. Wacker Drive, Suite 1900<br>Chicago, IL 60606 | 312-601-8649 | Proprietary Trading |
| Hehmeyer, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street<br>2nd Floor<br>Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard<br>Suite 1801<br>Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street<br>27th Floor<br>New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street<br>Suite 3500<br>Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LP | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 3 World Trade Center<br>175 Greenwich Street, 76th Floor<br>New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue<br>New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| IBKR Securities Services LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza<br>Suite 200<br>Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center<br>44th Floor<br>New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC-Chicago LLC dba IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive<br>Suite 4300<br>Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| IMC-Chicago LLC dba IMC Financial Markets | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 233 S Wacker Drive<br>Suite 4300<br>Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway<br>28th Floor<br>New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza<br>309 W 49th Street<br>New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park<br>Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza<br>2nd Floor<br>Greenwich, CT 06830 | 203-618-5710 | Full Service |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue<br>New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | 1/2/2019 | Member TPH | 250 Vesey Street<br>5th Floor<br>New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Execution Services LLC | 1/24/2019 | 1/24/2019 | 1/24/2019 | 1/24/2019 | NA | NA | Member TPH | 250 Vesey Street<br>6th Floor<br>New York, NY 10281 | 646-759-6381 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | 11/9/2018 | 5/2/2005 | 1/2/2019 | Member TPH | 250 Vesey Street<br>5th Floor<br>New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue<br>New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue<br>New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street<br>27th Floor<br>New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street<br>#3A<br>New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers<br>Suite 14H<br>Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | NA | Member TPH | 600 W Chicago Avenue<br>Suite 825<br>Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue<br>New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street<br>Suite 1000<br>Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive<br>Suite 2300<br>Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampost Capital LC | NA | NA | NA | 1/19/2021 | NA | NA | Member TPH | 1900 Glades Road<br>Suite 205<br>Boca Raton, FL 33431 | 561-883-0454 | Wholesale Execution |
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway<br>10th Floor<br>New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 1/9/2001 | 9/24/2010 | Member TPH | 1 Liberty Plaza<br>165 Broadway, 52nd Floor<br>New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Lightspeed Financial Services Group LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1001 Avenue of the Americas<br>16th Floor<br>New York, NY 10018 | 212-824-5000 | Transact Business with the Public |
| Lime Trading Corp. | 8/18/2020 | 8/18/2020 | 8/18/2020 | 8/18/2020 | NA | NA | Member TPH | 1 Penn Plaza, 16th Floor<br>New York, NY 10119 | 310-947-9044 | Public Customer Business |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street<br>Level 22<br>New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road<br>Building 2, Suite 107<br>Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street<br>Suite 300<br>Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor<br>NY1-100-06-01<br>New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | NA | Member TPH | One Bryant Park<br>New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mint Global Markets, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6<br>Suite 102<br>Carmel, NY 10512 | 800-874-3039 | Agency |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue<br>12th Floor<br>New York, NY 10022 | 212-209-9300 | Agency |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway<br>New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Bank of Canada Financial Inc. | 2/18/2022 | 2/18/2022 | NA | NA | NA | NA | Member TPH | The Park Tower<br>65 E. 55th Street, 8th Floor<br>New York, NY 10022 | 212-546-7663 | Proprietary Trading |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard<br>Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | One Union Square<br>600 University Street, Suite 2900<br>Seattle, WA 98101 | 206-622-7200 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue<br>New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza<br>309 W 49th Street<br>New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior<br>Suite 200<br>Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Old Mission Markets LLC | NA | NA | 12/13/2019 | NA | NA | NA | Member TPH | 314 W Superior<br>Suite 200<br>Chicago, IL 60654 | 312-260-3044 | Public Customer Business |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street<br>22nd, 24th Floors<br>New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | 5/30/2018 | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street<br>14th Floor<br>Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue<br>6th Floor<br>New York, NY 10022 | 212-419-4000 | Agency |
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 500<br>Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza<br>Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3050<br>Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West<br>Suite 3100<br>Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Sandler & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall<br>Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Prime Capital Markets LLC | NA | NA | NA | NA | 4/15/2021 | NA | Member TPH | 111 W Jackson Boulevard<br>Suite 1310<br>Chicago, IL 60604 | 312-986-7430 | Proprietary Trading |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue<br>3rd Floor<br>Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Pundion LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue<br>New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantlab Brokerage, LLC | 12/9/2019 | 12/9/2019 | 12/9/2019 | 12/9/2019 | NA | NA | Member TPH | 3 Greenway Plaza<br>Suite 200<br>Houston, TX 77046 | 713-333-3704 | Public Customer Business |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 2020A<br>Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| Radix Trading LLC | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 353 N Clark Street<br>Suite 3200<br>Chicago, IL 60654 | 773-377-8080 | Research Firm |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center<br>200 Vesey Street<br>New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue<br>Milwaukee, WI 53202 | 414-765-3500 | Market Maker |
| Rosenblatt Securities Inc. | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 40 Wall Street<br>59th Floor<br>New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente<br>Suite 400<br>Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| RQD* Clearing, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard<br>20th Floor<br>Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue<br>New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street<br>Suite 501<br>San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas<br>New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street<br>New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scientech Master Fund, Ltd. | 4/21/2021 | 4/21/2021 | 4/21/2021 | 4/21/2021 | NA | NA | Sponsored Participant | 101 Hudson Street<br>Suite 2177<br>Jersey City, NJ 07302 | 201-253-5141 | Proprietary Trading |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street<br>New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Sea Otter Securities Group LLC | 10/9/2018 | 10/9/2018 | NA | 10/9/2018 | NA | NA | Sponsored Participant | 107 Grand Street<br>7th Floor<br>New York, NY 10013 | 646-762-9972 | Proprietary Trading |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue<br>New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street<br>Suite 4-100<br>Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue<br>5th Floor<br>New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway<br>Suite 514<br>New York, NY 10004 | 646-885-6486 | Public Customer Business |
| Squarepoint Ops LLC | 6/12/2020 | 6/12/2020 | 6/12/2020 | 6/12/2020 | NA | NA | Sponsored Participant | 250 W 55th Street<br>32nd Floor<br>New York, NY 10019 | 646-868-1508 | Proprietary Trading |
| SRT Securities LLC | NA | 5/18/2020 | NA | NA | 10/27/1995 | 9/24/2010 | Member TPH | 666 5th Avenue<br>14th Floor<br>New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway<br>St. Louis, MO 63102 | 314-342-2000 | Agency |
| Sumo Capital, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street<br>Suite 2101<br>Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place<br>Suite 320<br>Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities, LLC | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| SVB Leerink LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street<br>37th Floor<br>Boston, MA 02110 | 617-918-4900 | Agency |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue<br>Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue<br>7th Floor<br>New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square<br>Suite 100<br>Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encintas Boulevard<br>Suite I<br>Encintas, CA 92024 | 760-452-2451 | Proprietary Trading |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street<br>9th Floor<br>Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| TOR Brokerage LLC | 8/23/2021 | 8/23/2021 | 8/23/2021 | 8/23/2021 | NA | NA | Member TPH | 9019 Old River Road<br>North Bergen, NJ 07047 | 201-941-0002 | ATS |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway<br>Suite 700<br>Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradePro Securities Inc. | 2/19/2020 | 2/19/2020 | 2/19/2020 | 2/19/2020 | NA | NA | Member TPH | 2307 Douglas Road, Suite 301<br>Miami, FL 33145 | 631-804-0396 | Public Customer Business |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | NA | NA | Member TPH | 8050 SW 10th Street<br>Suite 2000<br>Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TradeZero America Inc. | NA | NA | NA | 9/14/2021 | NA | NA | Member TPH | 68 34th Street, #B513<br>Brooklyn, NY 11232 | 718-7409-4925 | Public Customer Business |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | NA | NA | Member TPH | 710 Johnnie Dodds Boulevard<br>Suite 300<br>Mt. Pleasant, SC 29464 | 917-388-8644 | Agency |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby<br>Suite 4900<br>Houston, TX 77002 | 713-333-7100 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | 7/18/2018 | Member TPH | 100 Avenue of the Americas<br>19th Floor<br>New York, NY 10013 | 212-625-5700 | Market Maker, Broker |
| UBS Financial Services Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard<br>Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas<br>New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ultraviolet Securities LLC | 6/17/2019 | 6/17/2019 | 6/17/2019 | 6/17/2019 | NA | NA | Sponsored Participant | 151 Bodman Place<br>Suite 301<br>Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ultraviolet Securities LLC | 10/24/2019 | 10/24/2019 | 10/24/2019 | 10/24/2019 | NA | NA | Sponsored Participant | 151 Bodman Place<br>Suite 301<br>Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | NA | NA | Member TPH | 275 Grove Street<br>Suite 2-400<br>Newton, MA 02466 | 617-340-3041 | Public Customer Business, Proprietary Trading |
| Vanaheim Securities, LLC | NA | NA | NA | NA | 6/1/2022 | NA | Member TPH | 425 S Financial Place<br>Suite 3200<br>Chicago, IL 60605 | 312-379-0202 | Market Maker |
| Velocity Capital, LLC | NA | NA | NA | NA | 11/5/2021 | NA | Member TPH | 100 Wall Street<br>Suite 502<br>New York, NY 10005 | 646-568-2855 | Clearing, Proprietary Trading |
| Velocity Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | NA | NA | Member TPH | 70 Hudson Street<br>Hoboken, NJ 07030 | 201-706-7157 | Clearing Services |
| Velox Clearing LLC | 9/5/2019 | 9/5/2019 | 9/5/2019 | 9/5/2019 | NA | NA | Member TPH | 2400 E. Katella Ave<br>Suite 725<br>Anaheim, CA 92806 | 949-352-4694 | Clearing Services |
| Verition Fund Management LLC | 10/21/2019 | 10/21/2019 | 10/21/2019 | 10/21/2019 | NA | NA | Sponsored Participant | 1 American Lane<br>Greenwich, CT 06831 | 203-742-7711 | Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road<br>Suite 310<br>Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street<br>New York, NY 10282 | 646-682--6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road<br>3 North<br>Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Liquidity, LLC | 4/15/2011 | NA | NA | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street<br>Suite 2601<br>New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place<br>11th Floor<br>New York, NY 10004 | 212-709-9400 | Agency |
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | 4/17/2018 | 6/1/2006 | 7/12/2021 | Member TPH | 2800 Niagara Lane North<br>Plymouth, MN 55447 | 952-345-6623 | Proprietary Trading, Market Maker |
| Webull Financial LLC | NA | NA | NA | 3/1/2021 | NA | NA | Member TPH | 44 Wall Street, Suite 501<br>New York, NY 10005 | 917-725-2408 | Public Customer Business |
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard<br>Suite 900<br>Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue<br>Mail Code: H0004-050<br>St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 4/1/2014 | Member TPH | 550 S Tryon Street, 6th Floor<br>D1086-060<br>Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard<br>Suite 200<br>Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |